Exhibit 99.1

PROVINCE OF MANITOBA

   This description of Province of Manitoba is dated as of November 8th, 2018 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2018.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Province of Manitoba (the Province). The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province’s Annual Report to the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2018. Additional information with respect to the Province is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the Commission’s website at http://www.sec.gov. Copies of those documents may also be obtained from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada.

The fiscal year of the Province ends March 31. Fiscal 2018 and 2017-2018 refer to the fiscal year ended March 31, 2018 and, unless otherwise indicated, 2017 means the calendar year ended December 31, 2017. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate
	2013	2014	2015	2016	2017	2013-2017
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product	$62,296	$64,197	$66,298	$67,426	$70,464	3.1%
Change in Real Gross Domestic Product
Manitoba	2.8%	2.0%	1.2%	1.7%	2.5%
Canada	2.5%	2.9%	1.0%	1.4%	3.0%
Manufacturing Shipments	$16,962	$17,528	$17,336	$17,680	$18,859	2.7
Farm Cash Receipts	5,833	5,983	5,867	5,969	6,508	2.8
Capital Investment	7,620	8,633	9,493	8,862	9,139	4.6
Primary Household Income	40,185	41,418	43,607	43,956	46,100	3.5
Population at July 1 (in 000’s)	1,265	1,279	1,292	1,314	1,335	1.4
Average Unemployment Rate	5.4%	5.4%	5.6%	6.1%	5.4%
Change in Consumer Price Index (Manitoba)	2.2%	1.9%	1.2%	1.3%	1.6%
Average Exchange Rate (C$ per US$)	1.0302	1.1043	1.2791	1.3248	1.2981

Revenue and Expense of the Government Reporting Entity (1)

	Year Ended March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars)
Total Revenue	$14,336	$14,853	$14,959	$15,667	$16,195
Total Expense	(14,936)	(15,392)	(15,891)	(16,456)	(16,890)

Summary Net Income (Loss)	$(600)	$(539)	$(932)	$(789)	$(695)

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 27.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars, unless otherwise indicated)
Consisting of
Net Direct Funded Borrowings	$30,074	$33,325	$37,753	$41,741	$44,728
Net Guaranteed Borrowings	265	172	110	91	116

	$30,339	$33,497	$37,863	$41,831	$44,844
Issued for
General Government Programs (1)	$15,720	$16,777	$18,501	$20,270	$20,166
Self-Sustaining Purposes	14,599	16,705	19,352	21,562	24,678
Loans Payable to the Government of Canada and Government Business Enterprises (2)	19	15	10	0	0

	$30,339	$33,497	$37,863	$41,831	$44,844
General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	25.2%	26.3%	28.2%	30.1%	28.6%
Self-Sustaining Purposes Borrowings as a Percentage of Nominal Gross Domestic Product	23.4%	26.2%	29.5%	32.0%	35.0%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)

Canadian generally accepted accounting principles (GAAP) for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,320	$9,767	$10,017	$10,737	$10,049

Liabilities:
Borrowings (2)	21,930	23,241	25,415	27,397	27,350
Accounts payable, accrued charges provisions and unearned revenue	3,951	4,184	4,184	4,077	4,338
Pension liability	2,038	2,245	2,354	2,557	2,726

Total Liabilities	27,919	29,670	31,953	34,031	34,414

Summary Net Debt	$17,599	$19,903	$21,936	$23,294	$24,365

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	28.3%	31.0%	33.1%	34.5%	34.6%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in government business enterprises and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board (Manitoba Hydro).

MAP OF THE PROVINCE OF MANITOBA

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Wind Generating Stations
Major Mining Centres
Major Centres
Nunavut
Churchill
Hudson Bay
Limestone
Long Spruce
Kettle
Keeyask
Laurie River #2
Laurie River #1
Thompson
Kelsey
Wuskwatim
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
WINNIPEG
Ontario
Saskatchewan
Brandon
Portage la Prairie
Steinbach
St. Leon
St. Joseph
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

THE PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. Manitoba has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by Manitoba. Cultivated land comprises 28,000 square miles in the southern part of Manitoba. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2018 was 1,352,154, an increase of 1.3% over the prior year. The Winnipeg Census Metropolitan Area had an estimated population of 842,900 in 2018, an increase of 2.1% over the prior year. Winnipeg, the capital of Manitoba, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. Winnipeg is also a major air, rail and truck transportation hub by virtue of its geographical position in the centre of the continent.

The second-largest city in Manitoba is Brandon, with an estimated population of 53,998 in 2017 (latest figure available), an increase of 1.7% over the prior year. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. The Legislature of each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons’ civil rights, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defence, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdictions over immigration, health care, environment and agriculture.

Various constitutional issues have been under discussion in Canada for a number of years. In 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter into negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism, the rule of law and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to cities, municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General in Council on the advice of the Prime Minister of Canada.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor, usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the last general election of members of the Legislative Assembly, held on April 19, 2016, the Progressive Conservative Party of Manitoba was elected with 39 of 57 seats. In accordance with The Elections Act (Manitoba) (the Elections Act), the next Provincial election is to take place October 6, 2020.

The following table sets forth the results of the three most recent elections of the Province and the current standing of the Legislative Assembly.

	Number of Members
	2007	2011	2016	Current
Progressive Conservative Party of Manitoba	19	19	40	38
New Democratic Party of Manitoba	36	37	14	12
Manitoba Liberal Party	2	1	2	4
Independent				3

Total	57	57	57	57

ECONOMY

General

The Manitoba economy is among the most diversified in Canada, with 9 different sectors that each contribute more than 5% of real Gross Domestic Product (GDP). Manitoba’s major commercial sectors are: manufacturing, construction, wholesale trade, transportation and warehousing, and retail trade. Centrally located in Canada, Manitoba is a major transportation hub, with national and international air and rail cargo linkages and a substantial trucking industry.

Economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, and resulting in a labour force characterized by low unemployment rates and high labour force participation rates. Manitoba’s interprovincial and international exports are diversified in both composition and destination. Historically and compared to other Provinces, Manitoba has generated a stable profile of annual growth in real GDP, employment, international exports, manufacturing sales and compensation of employees.

Economic growth in Manitoba improved in 2016 and 2017, following slower growth in 2015 due to low commodity prices and weak demand. The Manitoba Bureau of Statistics estimated that Manitoba’s real GDP expanded 2.5% in 2017, compared to 1.7% in 2016 and 1.2% in 2015. In contrast, Canada’s real GDP increased by 3.0% in 2017, by 1.4% in 2016, and by 1.0% in 2015.

In 2017, Manitoba’s economic growth was supported by agriculture, construction, wholesale trade, retail trade, and transportation and storage. Growth was offset by a decline in output in mining, other services and utilities.

The following table sets forth growth rates in 2017 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rates for 2017.

	Manitoba (%)	Canada (%)
Housing Starts	41.0	11.0
Retail Sales	7.8	7.1
Manufacturing Sales	6.7	6.1
Nominal Gross Domestic Product	4.5	5.4
Real Gross Domestic Product	2.5	3.0
Capital Investment	3.1	3.0
Foreign Merchandise Exports	2.6	6.8
Farm Cash Receipts	9.0	1.8
Value of Mining Production	16.4	N/A
Consumer Price Index	1.6	1.6
Employment	1.7	1.9
Average Unemployment Rate	5.4	6.3
Population	1.6	1.2

Reflecting year-to-date performance of domestic, national and international economic indicators in 2018, the latest survey from the private sector forecasts indicates that Manitoba’s real GDP is expected to expand by 1.8% in 2018, revised down by 0.2% from the Budget 2018 estimate. Manitoba’s forecast growth ranks sixth highest among Provinces in 2018. Nominal GDP is projected to increase by 3.7%, while consumer price inflation is expected to average 2.6% in 2018.

Statistics Canada’s Annual Capital and Repair Expenditures Survey published in February 2018 indicated that capital investment in Manitoba is expected to increase by 2.2% to $9.3 billion in 2018, with a public capital investment decrease of 1.8% and a private capital investment increase of 6.5%.

The following table sets forth the 2018 year-to-date growth rates, where available, for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the year-to-date unemployment rates.

	Manitoba (%)	Canada (%)
Housing Starts (September)	-5.4	-2.5
Retail Sales (August)	0.9	3.6
Manufacturing Sales (August)	6.9	6.1
Foreign Merchandise Exports (August)	12.2	6.9
Farm Cash Receipts (March)	-2.3	5.3
Consumer Price Index (September)	2.6	2.3
Employment (September)	0.5	1.4
Unemployment Rate (September)	6.0	5.9
Population (July)	1.3	1.4

The following table sets forth selected indicators of economic activity and compound annual growth rates for Manitoba and Canada for the calendar years 2013 through 2017. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth, compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate 2013-2017
	2013	2014	2015	2016	2017
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$62,296	$64,197	$66,298	$67,426	$70,464	3.1%
Canada	1,897,531	1,990,183	1,994,911	2,035,506	2,145,214	3.1
Real Gross Domestic Product (2)

Manitoba	$57,204	$58,345	$59,055	$60,033	$61,560	1.9
Change	2.8%	2.0%	1.2%	1.7%	2.5%
Canada	$1,709,821	$1,758,648	$1,776,251	$1,801,368	$1,856,263	2.1
Change	2.5%	2.9%	1.0%	1.4%	3.0%
Primary Household Income	$40,185	$41,418	$43,607	$43,956	$46,100	3.5
Primary Household Income Per Capita (in dollars)	31,777	32,383	33,746	33,450	34,521	2.1
Retail Sales	17,252	17,975	18,210	18,891	20,362	4.2
Capital Investment	7,620	8,633	9,493	8,862	9,139	4.6
Housing Starts (units)	7,465	6,220	5,501	5,318	7,501	0.1
Change in Consumer Price Indices

Manitoba	2.2%	1.9%	1.2%	1.3%	1.6%
Canada	0.9%	2.0%	1.1%	1.4%	1.6%
Population (July 1) (persons in 000’s)
Manitoba	1,265	1,279	1,292	1,314	1,335	1.4
Canada	35,083	35,437	35,703	36,109	36,540	1.0
Employment (workers in 000’s)	625.8	626.5	636.2	633.6	644.1	0.7
Average Unemployment Rate	5.4%	5.4%	5.6%	6.1%	5.4%
Average exchange rate (C$ per US$)	$1.0302	$1.1043	$1.2791	$1.3248	$1.2981

(1)	Expressed at market prices which includes taxes, but excludes subsidies.
(2)	Expressed at market prices in 2007 chained dollars. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years.

Sources: Statistics Canada, Manitoba Bureau of Statistics, Manitoba Department of Finance and Bank for International Settlements

Economic Structure

The Province has a balanced and diversified economy. In 2017, goods-producing industries accounted for 28.7% of real GDP at basic prices. Manufacturing, the largest goods-producing industry, accounted for 9.7% of real GDP at basic prices, followed by construction for 8.0%, agriculture for 4.3%, utilities for 3.4%, and mining and oil and gas extraction for 3.3%. The commercial service sector accounted for 49.0% of real GDP at basic prices. Wholesale trade, the largest commercial service industry, accounted for 6.4% of real GDP, followed by transportation and warehousing for 5.9%, retail trade for 5.7% and finance and insurance for 5.5%. The non-commercial service sector accounted for 22.4% of real GDP.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2013 through 2017.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate 2013-2017
	2013	2014	2015	2016	2017
	(In millions of 2007 chained dollars)
Goods-Producing Industries
Manufacturing	$5,435	$5,510	$5,340	$5,392	$5,488	0.2%
Construction	3,697	4,044	4,104	3,992	4,364	4.2
Mining and oil and gas extraction	3,121	3,031	2,927	2,810	2,665	-3.9
Agriculture	2,162	1,795	2,109	2,246	2,654	5.3
Utilities	1,627	1,652	1,665	1,703	1,697	1.1

Total Goods-Producing Industries	16,111	16,101	16,204	16,249	17,024	1.4

Service-Producing Industries
Commercial Services
Owner-Occupied Dwellings (2)	4,322	4,487	4,647	4,785	4,847	2.9
Wholesale Trade	3,008	3,388	3,378	3,469	3,672	5.1
Transportation and Warehousing	3,272	3,492	3,468	3,527	3,631	2.6
Retail Trade	3,012	2,996	3,032	3,138	3,269	2.1
Finance and Insurance	3,007	3,020	3,108	3,134	3,054	0.4
Real Estate, Rental and Leasing	1,911	1,968	2,031	2,100	2,148	3.0
Professional and Scientific	1,645	1,700	1,734	1,752	1,785	2.1
Information and Culture	1,532	1,526	1,534	1,544	1,545	0.2
Business Services	1,191	1,179	1,200	1,212	1,233	0.9
Accommodation, Food and Beverage	978	1,029	1,047	1,086	1,114	3.3
Arts, Entertainment and Recreation	350	378	401	415	427	5.1
Other Services	943	1,014	1,016	1,026	1,020	2.0

Total-Commercial Services Industries	25,185	26,154	26,597	27,184	27,721	2.4

Non-Commercial Services
Health and Social Services	4,265	4,290	4,361	4,443	4,539	1.6
Public Administration	4,266	4,195	4,209	4,274	4,343	0.4
Education	2,889	2,964	2,996	3,049	3,088	1.7

Total Non-Commercial Services Industries	11,285	11,269	11,386	11,584	11,786	1.1

Total Service-Producing Industries	36,579	37,529	38,081	38,861	39,598	2.0

Real Gross Domestic Product at Basic Prices (3)	$52,728	$53,741	$54,406	$55,252	$56,738	1.8

(1)

Expressed at basic prices in chained 2007 dollars. It is the gross value-added of all goods and services produced by the economy, excluding taxes and subsidies. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years. Value-added differs from value of production, value of shipments or total sales from an industry.

(2)	Value added arising from the use of residential real estate invariant to changes in ownership; homeowners are considered landlords renting houses to themselves.
(3)	Total real GDP at basic prices does not equal the sum of real GDP by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics.

Manufacturing. Manufacturing is the largest industrial sector of the Manitoba economy. Manufacturing is well diversified, producing a wide range of consumer and industrial goods. In 2017, manufacturing accounted for 9.7% of Manitoba’s real GDP and 9.9% of employment.

The largest manufacturing industry is food manufacturing, which produces a broad range of non-durable consumer products such as processed meat and potato products, grain and oilseed products, dairy products and industrial agricultural feed products. The second-largest manufacturing industry is transportation equipment, which comprises aerospace products and parts manufacturing, and motor vehicle body and trailer manufacturing. The aerospace industry is led by three multinational firms: Boeing Canada Technology, StandardAero, and Magellan Aerospace, as well as a number of other established regional and national firms. The motor vehicle body and trailer manufacturing sector specializes in the production of urban and intercity buses, fire trucks, motor homes, recreational vehicles, and trailers. A significant amount of the motor vehicle body manufacturing sector is concentrated in the two large bus manufacturers (Motor Coach Industries, and New Flyer Industries), which produce coach and transit buses for the North American market.

Other notable industries within manufacturing include machinery and equipment (agriculture implements); primary metals; chemicals (agricultural chemicals and pharmaceuticals); fabricated metal products (structural steel); wood products (cabinets, millwork and lumber); printing; and electrical equipment (industrial and hydroelectric transformers and electronic components).

Manufacturing in 2017: Manufacturing sales continued to recover in 2017 as national and international demand improved for manufactured products. The recovery was broad based among manufacturing industries with all except two major industries reporting growth in sales. Total manufacturing sales from the Province increased by 6.7% to $18.9 billion following a 2.0% increase in 2016. In 2017, Manitoba sales of durable goods increased by 5.8%, and sales of non-durables increased by 7.7%.

In 2017, Manitoba manufacturing sales increased in five of seven subsectors: machinery (14.2%), transportation equipment (9.2%), fabricated metals (9.1%), food products (8.4%) and chemicals (4.8%). Sales decreased in furniture and related products (1.3%) and wood products (0.6%). Employment in Manitoba’s manufacturing industries increased by 0.5% in 2017.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal manufacturing industries in Manitoba for the calendar years 2013 through 2017.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate 2013-2017
	2013	2014	2015	2016	2017
	(In millions of dollars)
Non-Durables
Food Products	$4,630.3	$4,538.8	$4,064.5	$4,301.7	$4,663.2	0.2%
Chemicals	1,145.3	1,251.0	1,402.3	1,366.0	1,432.1	5.7
Other Non-Durables	2,164.7	2,274.5	2,402.9	2,429.6	2,621.9	4.9
Durables
Transportation Equipment	2,147.0	2,317.5	2,761.0	2,759.8	3,014.1	8.9
Machinery	1,993.3	2,090.3	1,853.7	1,867.8	2,132.2	1.7
Fabricated Metals	850.9	900.0	780.9	786.7	858.4	0.2
Furniture and Related Products	490.3	537.1	603.0	579.5	571.8	3.9
Wood Products	440.7	380.3	359.1	466.4	463.6	1.3
Other Durables	3,099.6	3,238.7	3,108.7	3,122.7	3,101.1	0.0

Total	$16,962.1	$17,528.2	$17,336.2	$17,680.1	$18,858.5	2.7%

Source: Statistics Canada.

Manufacturing in 2018: In the first eight months of 2018, the value of manufacturing sales in Manitoba increased 6.9% compared to the same period in 2017. Canadian manufacturing sales increased by 6.1% over the same period. In Manitoba, the principal increases were in chemicals (19.6%), fabricated metals (16.7%), food products (11.3%), transportation equipment (8.1%), machinery (6.0%), electrical products (4.6%), wood products (4.4%), printing (1.6%) and primary metals (0.9%).

According to Statistics Canada, capital investment in the manufacturing sector increased by 25.1% in 2017 and is expected to increase by 14.1% in 2018. Some of the larger projects include an expansion of hog processing capacity at HyLife, more than doubling food processing capacity for frozen french fries and formed potatoes at Simplot, and construction of the world’s largest pea processing facility. Combined, these projects represent approximately $985 million of capital investment in the food processing sector.

Agriculture. Agriculture is an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and processed products, and have strong linkages to food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate. In 2017, the primary agriculture sector represented 4.3% of Manitoba’s real GDP, while the food and beverage manufacturing sector represented 2.0% of Manitoba’s real GDP. The sales of crops, livestock and processed food products represented 42.9% of total foreign merchandise exports. Manitoba’s 2017 marketed farm cash receipts were divided between 64.7% in crops and 35.3% in livestock.

Agriculture in 2017: Crop production conditions in 2017 were favorable across the Province. Total seeded area was up 1.8% from 2016, at the time the largest on record, and overall growing conditions were favorable. As a result, Manitoba crop farmers produced the largest harvest on record, 4.3% larger than the previous record set in 2013. The yields were above average or average for most crops and the quality was better than average. Crop production increased for oats (44.2%), soybeans (26.9%), canola (20.7%), grain corn (8.7%) and wheat (3.6%), while rye (-5.6%), flaxseed (-21.8%), barley (-25.6%), and pea (-51.1%) production was down.

Farm cash receipts were record high in Manitoba in 2017 at $6.5 billion. Market conditions for grains and oilseeds were generally supportive in 2017 and crop prices have been relatively stable from 2016 for major crops such as canola, wheat and soybeans, but prices for oats, barley, peas, and flax declined somewhat. Given the larger volume of production in Manitoba coupled with stable prices, total farm cash receipts increased by 9.0% in 2017. Wheat, oilseeds, specialty and forage, and vegetable receipts were up 21.6%, 10.6%, 9.8% and 2.8%, respectively.

After years of experiencing international trade and animal health challenges, both cattle and hog producers have worked to expand their livestock herds. Hog production continued to increase in 2017, to over eight million pigs, a 2.0% increase. Total cattle and calf inventories increased by 0.6% in 2017 to 1,060,000 head. Correspondingly, total farm cash receipts from livestock production increased by 4.9% in 2017. Cash receipts from hog production, which account for 47.7% of livestock receipts, increased by 8.0% and receipts from cattle and calf production declined by 1.9%.

Receipts from supply-managed commodities were $529 million in 2017, up 5.9% compared to 2016. Supply-managed commodities make up 8.3% of total farm cash receipts, with dairy product sales contributing $280 million, up 10.9%, while poultry and eggs contributed $261 million, up less than 1%.

Canadian agriculture benefits from a number of support programs designed to stabilize farm incomes by mitigating production and market risks. Payments under these programs are reflected as direct payments. Due mainly to decreased crop and hail insurance claims, direct payments decreased by $43.7 million (or 19.7%) in 2017 following a $82.7 million (or 27.2%) decrease in 2016.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2013 through 2017.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate 2013-2016
	2013	2014	2015	2016	2017
	(In millions of dollars)
Crops
Oilseeds	$1,471.7	$1,475.1	$1,539.0	$1,918.6	$2,121.9	9.6%
Wheat	1,087.6	906.8	913.9	866.8	1,054.1	-0.8
Vegetables	231.0	267.0	251.0	297.7	306.1	7.3
Specialty and Forage	313.4	282.9	260.2	286.7	314.8	0.1
Other Grains	279.1	192.3	201.0	210.4	208.8	-7.0
Other (1)	85.6	135.9	24.7	35.6	87.6	0.6

Total Crops	3,468.3	3,259.9	3,189.8	3,615.8	4,093.2	4.2

Hogs	940.1	1,205.6	1,018.4	988.4	1,067.5	3.2
Cattle and Calves	487.3	702.0	750.2	553.3	543.0	2.7
Dairy	240.5	255.8	258.8	252.2	279.7	3.9
Poultry and Eggs	251.8	239.8	254.5	259.2	260.9	0.9
Other Livestock	73.8	88.3	90.5	78.3	85.3	3.7

Total Livestock	1,993.4	2,491.5	2,372.4	2,131.4	2,236.3	2.9

Direct Payments	370.9	231.2	304.5	221.8	178.1	-16.8

Total Cash Receipts	$5,832.7	$5,982.6	$5,866.7	$5,969.0	$6,507.7	2.8

Net Cash Income (2)	$1,254.9	$1,420.0	$1,173.1	$1,250.4	$1,650.7	7.1

(1)	Includes other crops and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Sources: Manitoba Agriculture and Statistics Canada.

Agriculture in 2018: For 2018, many crop producers adjusted their crop mix toward wheat, barley and canola. The canola acreage was the largest on record. For the first time in a number of years farmers seeded less soybeans in 2018. The 2018 season opened with an early spring and good soil moisture levels for seeding. The growing season was significantly drier than average, and temperatures were above normal through most of the summer. This weather pattern and below average precipitation in a number of regions reduced overall crop production in 2018, compared to the 2017 record.

Preliminary estimates from Statistics Canada indicate increased production for barley (12.8%) and grain corn (10.9%). Compared to 2017, production decreased for soybeans (15.3%), oats (15.0%), wheat (2.8%), and canola (0.6%). However, both the canola and soybean harvests were their second largest on record, wheat was third largest in the last ten years, and corn set another record for production.

Manitoba hog inventory in 2018 was almost unchanged from the record level set in January 2017. Cattle production has been relatively stable for the past few years, but inventory has declined by 1.3% in 2018. In the first quarter of 2018 dairy receipts were up 6% with the opening of the new Manitoba Dairy Ingredients (MDI) and Parmalat processing plants in Winnipeg. Poultry and egg receipts were up 1%, compared to the same period last year.

Despite prices, timing and deferral of sales payments decreased cash receipts from crop production by 0.6% in the first quarter of 2018, but still set a new record for sales over a twelve month period ($4.1 billion). Livestock receipts were down by 2.9% in that quarter.

Mining and oil and gas extraction (mineral and petroleum): The mineral and petroleum industries make up the largest primary resource sector of Manitoba’s economy. The principal metallic minerals produced in Manitoba are nickel, copper, zinc and gold. Other metals produced include silver, platinum, cobalt, selenium, cesium and tellurium. Industrial mineral production consists principally of sand and gravel, stone, peat moss and lime, as well as granite, gypsum and limestone. Manitoba produces a light sour blend of crude oil that is exported via pipeline and by rail to refiners in Eastern Canada, and the Northeast and North-Central areas of the U.S.

In 2017, the industry accounted for 4.7% of Manitoba’s GDP and 2.5% of total international merchandise exports, and directly employed 6,200 workers. Manitoba produced 39.2% of Canadian zinc production in 2017, 10.9% of its nickel production, 6.6% of its copper production, 2.7% of gold production and 100% of its cesium production.

The Province currently has three major producing mines, and an active petroleum industry. In 2017, metallic minerals accounted for 54.0%, petroleum for 34.6%, and industrial minerals for 11.4%. Within the total value of production of metallic minerals, nickel accounted for 21.4%, copper 22.4%, zinc 34.1%, gold 17.3%, silver 2.1% and other metals 2.6%.

Minerals and petroleum in 2017: Due to increase in global demand combined with low inventories for most base metals and petroleum products, commodity prices increased in 2017. This contributed to higher value of production from Manitoba’s mineral and petroleum industry. Capital spending on exploration activity declined by 18.6% to $38.5 million in 2017. According to Natural Resources Canada’s spending intentions survey, exploration expenditures are expected to advance by 42.1% in 2018 to $54.7 million.

In 2017, the value of mineral and petroleum production increased by 16.8% to $2.5 billion. Petroleum sales increased by 16.9% as a result of higher prices, while metallic mineral sales increased by 22.7%. Industrial mineral sales decreased by 4.9% in 2017. Within the metallic mineral industry, the value of zinc, gold and copper sales increased by 62.9%, 33.2% and 12.6% respectively, while nickel sales decreased by 7.8%.

The following table sets forth the gross value of mining production and the compound annual growth rates for the calendar years 2013 through 2017.

GROSS VALUE OF MINING PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate
	2013	2014	2015	2016	2017	2013-2017
	(In millions of dollars)
Metals
Zinc	$153.0	$182.1	$203.1	$286.0	$465.9	32.1%
Copper	227.6	290.9	280.6	272.3	306.6	7.7
Nickel	423.3	497.2	376.8	317.8	293.0	-8.8
Gold	226.3	168.6	154.7	177.7	236.8	1.1
Other Metals	65.0	52.8	52.2	59.4	64.0	-0.4

Total Metals	1,095.2	1,191.6	1,067.4	1,113.2	1,366.3	5.7
Petroleum	1,765.1	1,669.1	891.0	750.0	867.0	-16.3
Industrial Mining	211.0	236.8	280.5	304.3	289.4	8.2

Total	$3,071.3	$3,097.4	$2,238.9	$2,167.5	$2,522.7	-4.8

Sources: Natural Resources Canada and Manitoba Growth, Enterprise and Trade.

Minerals and petroleum in 2018: After increasing in 2017, base metal prices have declined from the peak levels established in January 2018 due to a number of reasons including slower growth in global demand and increasing international trade concerns related to tariffs. Increases in the value of the U.S. dollar are also negatively impacting commodities priced in that currency, and Manitoba has a decline in the volume of production of several base metals. In the first six months of 2018, the volume of silver, copper, zinc and nickel have declined by 2.9%, 26.7%, 33.2% and 42.0%, respectively, compared to the same period last year. Gold production has increased by 19.4%.

As a result of market conditions, depletion of reserves and environmental regulations, only three major mines are currently in operation in Manitoba: Lalor Mine and 777 Mine operated by Hudbay; Thompson Mine (T1, T3, and 1-D) operated by Vale Canada Ltd.

In October 2017, Vale Canada Ltd. placed the Birchtree Mine in Thompson, Manitoba under care and maintenance, resulting in a 6,000 tonnes per year reduction in nickel production. Due to environmental regulations and lack of local feed for processing, in July 2018, Vale Canada Ltd. shut down its smelting and refining operations in Thompson. The smelter had been in operations since 1961. As a result of these actions, Vale Canada Ltd. is expected to employ approximately 800 to 900 workers in Manitoba, down from the roughly 1,450 it employed in the beginning of 2017.

In July 2018, Hudbay’s Reed Mine, located between Flin Flon and Snow Lake, permanently closed. Reed Mine opened in 2013 and was always intended as a short life mine with an annual production capacity around 15,000 tonnes of high-grade copper. All the workers from the mine were relocated to other Hudbay operations. The shutdown means that Hudbay’s active operation in Northern Manitoba will be 777 and Lalor mines, along with processing facilities in Flin Flon and Snow Lake. The 777 Mine is anticipated to shut down in 2021, while Lalor Mine is anticipated to continue until 2027. In the last 12 months, the 777 Mine produced 31,000 tonnes of copper and 59,000 tonnes of Zinc. In the past 12 months, the Lalor Mine produced 59,000 tonnes of zinc and 6,000 tonnes of copper, and 68,000 ounces equivalent of gold.

Klondex Mines Ltd. placed its Rice Lake mine under care and maintenance in March 2018 due to lower than expected gold production. A number of other mines remain under care and maintenance. A number of other projects are under development. Alamos Gold has completed its feasibility of the Lynn Lake Project. According to the study, the mine is expected to produce, on average, 170,000 ounces of gold in the first six years and a further 143,000 ounces over the next 4 years. In November 2017, Minnova Corporation announced positive results from a feasibility study on the PL Mine (formerly Puffy Lake Mine) reflecting estimated proven and provable mineral reserves of 259,000 ounces of gold and a minimum five-year mining life. According to a Statistics Canada survey, mineral exploration expenditures in Manitoba will increase by 42% in 2018, to $54.7 million.

Services. Manitoba’s central location in North America has been an important element in developing a diverse services-producing sector. Manitoba’s location provides direct access to markets in Ontario, the Western Provinces and the Northern Territories. To the south, the mid-continental trade corridor provides markets and development opportunities for Manitoba with the U.S. and Mexico.

Manitoba’s central geographical location in North America allows for effective trade, communication and commerce with all North American time zones. The location has helped Winnipeg develop a far-reaching air, rail and truck transportation network. This network is complemented by the Winnipeg James Armstrong Richardson International Airport, one of only a few 24-hour unrestricted air cargo terminals in Canada. This advantage in transportation assists in supporting a relatively large transportation and warehousing industry that accounts for 5.9% of total economic activity in Manitoba and the second-largest commercial service industry in the Province.

Winnipeg is home to one of the largest trucking centres in North America, and two of Canada’s ten largest trucking firms are headquartered in Manitoba. Winnipeg is also a major rail operations hub for both of Canada’s national railways, offering intermodal marshalling yards. Three rail links to the U.S. facilitate shipments throughout North America.

CentrePort Canada is North America’s largest tri-modal inland port and a Foreign Trade Zone strategically located at the hub of international trading corridors connecting to major markets across the globe. Located in the capital region of Winnipeg, CentrePort has access to on-site rail, truck and air cargo operations. Significant investments are underway at CentrePort’s 20,000 acre site, including a new rail park, which will provide prime co-location opportunities for rail intensive businesses. Key industry sectors include: Transportation and Logistics; Agribusiness and Food Processing; Biomedical; Advanced Manufacturing; E-Commerce; and Energy and Mines. To date, there are 55 new companies in various stages of development on the site or otherwise included in the Foreign Trade Zone. Companies on site include: FedEx Freight, Boeing Canada, Magellan Aerospace, MacDon, GE Aviation, Paterson GlobalFoods, Bison Transport, Canada Cartage and North West Company. Recent additions include Rosenau Transport, Imperial Seed, Ply Gem and Eautopia Biological Technology.

The Port of Churchill (the Port) on the Hudson Bay in Churchill, Manitoba provides seasonal shipping access to the Atlantic Ocean. The Port was originally owned by the Government of Canada, but was sold in 1997 to OmniTRAX to run privately. In December 2015, OmniTRAX announced it was negotiating a sale of the port, and the associated Hudson Bay Railway, to a group of First Nations based in Northern Manitoba. No sale had been finalized by July 2016, and OmniTRAX shut down the Port and the major railroad freight operations in August 2016. The railway continued to bring goods and passengers to the Town of Churchill until the line was damaged by flooding in May 2017. On August 31, 2018, OmniTRAX sold the Port and the rail line to Arctic Gateway Group (AGG), a coalition of First Nations, Fairfax Financial Holding Ltd, AGT Foods and Ingredients, and the federal government. AGG has reopened the rail line and has plans to build up a diversified shipping profile of cargo over time which includes grain and other commodities.

Manitoba’s service sector comprises a wide range of enterprises, including wholesale trade, transportation and warehousing, retail trade, finance and insurance, real estate, rental and leasing, professional services, and information and culture. Service-producing industries have expanded to account in 2017 for approximately 71% of total GDP in Manitoba. From 2013 through 2017, commercial service industries accounted for 47.5% of total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 29.0% of total employment.

Financial services are an important component of Winnipeg’s economy. Winnipeg is the headquarters of IG Wealth Management, one of Canada’s largest mutual fund companies, and The Great-West Life Assurance Company, one of Canada’s largest life insurance companies. Winnipeg is the centre of Canada’s grain trade, and seven grain companies have their head or Canadian head offices in Winnipeg. The finance and insurance service industries account for 5.5% of Manitoba’s real GDP.

Manitoba also serves as a regional wholesale centre for retailers and primary producers distributing agricultural products, machinery and equipment, retail goods and energy-related products. Wholesale and retail trade industries contribute 6.4% and 5.7% respectively to the Province’s real GDP.

Manitoba has a well-developed tourism industry. The Province attracts significant national and international convention activity, and Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

The continued success and popularity of the Canadian Museum of Human Rights to draw tourists to Manitoba will be complemented by a $200 million dollar 10-year investment in Canada’s Diversity Gardens Project at Assiniboine Park. This project is exploring the human connection with nature and showcasing Manitoba’s multicultural heritage. The expansion of the RBC Convention Center and the development of the True North Square will add to Winnipeg’s existing reputation as a significant destination for tourists and large conventions. True North Square is a one-million square foot development in downtown Winnipeg with a cost of approximately $400 million. The development will include a luxury hotel and Class-A office, residential and retail space. The first tower opened in June 2018 and the second tower that includes residential rental space will open in the spring of 2019.

Total Exports and Imports

In 2017, total exports of Manitoba goods and services to foreign markets and other Provinces increased 4.2% to $35.68 billion. Total imports increased 5.0% to $42.87 billion. The trade deficit was $7.20 billion. Total exports were equal to 50.6% of nominal GDP, while total imports were equal to 60.8% of nominal GDP.

The following table sets forth categories of selected trade indicators for the calendar years 2013 through 2017.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In millions of dollars, unless otherwise indicated)
Exports of Goods and Services
International	$14,899	$16,129	$16,163	$16,323	$16,840
Interprovincial	17,668	18,028	17,813	17,913	18,838

Total Exports of Goods and Services	32,566	34,157	33,976	34,236	35,677

Ratio of Total Exports to Nominal Gross Domestic Product	52.3%	53.2%	51.2%	50.8%	50.6%
Imports of Goods and Services
International	$17,664	$18,521	$19,649	$19,916	$21,038
Interprovincial	20,807	21,127	20,553	20,919	21,836

Total Imports of Goods and Services	38,470	39,648	40,202	40,835	42,873
Ratio of Total Imports to Nominal Gross Domestic Product	61.8%	61.8%	60.6%	60.6%	60.8%

Trade Balance	$(5,904)	$(5,491)	$(6,226)	$(6,599)	$(7,196)

Sources: Statistics Canada and Manitoba Bureau of Statistics.

Manitoba’s total exports and imports of goods and services are almost evenly distributed between interprovincial and international markets. In 2017, 47.2% of total export sales were destined for international markets and 52.8% were destined for interprovincial markets. In 2017, 50.9% of total import sales were from interprovincial markets and 49.1% were from international markets.

Manitoba exports more goods to international markets compared to services. Exports of goods and services for interprovincial markets are more evenly distributed. In 2017, goods exports accounted for 88.0% of all international exports (88.2% in 2016), while services accounted for 12.0% in 2017 (11.8% in 2016). Goods exports accounted for 51.9% of all interprovincial exports in 2017 (51.0% in 2016), while services accounted for 48.1% in 2017 (49.0% in 2016).

Manitoba imports more goods from international markets compared to services. Manitoba imports more services from interprovincial markets compared to goods. In 2017, goods imports accounted for 85.6% of all international imports (85.5% in 2016), while services accounted for 14.4% in 2017 (14.5% in 2016). Goods imports accounted for 44.2% of all interprovincial imports in 2017 (43.3% in 2016), while services accounted for 55.8% in 2017 (56.7% in 2016).

The Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) was ratified by Canada and will come into force in early 2019. Manitoba’s export focused agriculture sector will benefit from the implementation of the CPTPP. The CPTPP will eliminate tariffs on almost all of Manitoba’s key exports and provide access to new opportunities in the Asia-Pacific region. Manitoba’s agri-food and mineral resource sectors in particular will see a significant reduction in tariffs in high value markets, especially Japan.

Canada and the European Union (EU) have entered into the Canada/European Union Comprehensive Economic and Trade Agreement (CETA). On September 21, 2017, CETA provisionally came into force. Provisional application means over 90% of the agreement is in force, including all tariff reductions, provisions on non-tariff barriers, government procurement obligations at the EU and member state levels, and temporary entry commitments. Full implementation will take effect after the ratification by the national parliaments of Member states. Under CETA, 98% of tariff lines are duty free and 99% of tariff lines will be duty free within 7 years. Prior to CETA, only 25% of EU tariff lines were duty free. Manitoba’s services sector will also have preferential access to the EU services market and Manitoba companies will gain access to the EU government procurement market.

On September 30, 2018, the United States, Mexico and Canada announced the completion of negotiations toward a new United States-Mexico-Canada Agreement (USMCA). The new agreement largely preserves the benefits of free and secure access for Manitoba exports enjoyed under the NAFTA and modernizes it in many areas. Concluding the USMCA should remove an uncertainty that may have held back Manitoba investment, particularly in the North American context. However, a number of issues remain outstanding between the U.S. and Canada, including the steel and aluminum tariffs imposed by the U.S. in June 2018.

Foreign Merchandise Exports

Foreign Exports in 2017: Foreign merchandise exports from Manitoba amounted to $13.8 billion in 2017. Manufactured products accounted for 65.4% of total foreign merchandise exports, while agriculture commodities accounted for 23.4%. Electricity sales accounted for 3.0% and mining commodities accounted for 2.5% of total foreign merchandise exports. Of total foreign merchandise exports for 2017, 64.8% were to the U.S., 22.6% to Asia, 5.2% to Europe and 2.9% to Mexico.

From 2013 to 2017, total foreign merchandise exports increased by 10.1% (representing a compound annual growth rate of 2.4%). Exports to the U.S. increased by 6.5% (representing a compound annual growth rate of 1.6%) and exports to all other countries increased by 17.5% (representing a compound annual growth rate of 4.1%).

In 2017, total foreign merchandise exports from Manitoba increased by 2.6%, with exports to U.S. markets decreasing by 2.3% and exports to non-U.S. markets increasing by 12.9%.

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2013 through 2017.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2013	2014	2015	2016	2017	2013-2017
	(In millions of dollars)
Manufacturing
Food	$1,907.1	$2,152.7	$2,141.9	$2,439.4	$2,693.3	9.0%
Transportation Equipment	1,132.8	1,265.7	1,578.9	1,662.9	1,683.6	10.4
Machinery	1,157.4	1,252.7	1,073.1	980.6	1,009.6	-3.4
Chemicals	837.1	719.7	1,288.3	1,242.2	926.6	2.6
Primary Metals	976.7	1,040.7	1,052.7	788.0	733.9	-6.9
Plastics	275.9	319.7	419.8	427.2	450.8	13.1
Fabricated Metal	164.7	182.9	198.4	214.2	247.1	10.7
Paper and Allied	215.0	238.6	245.0	198.0	225.4	1.2
Wood Products	143.5	138.1	131.7	231.7	218.6	11.1
Electrical Equipment	131.6	162.4	178.9	179.9	184.9	8.9
Furniture and Fixtures	120.2	134.1	175.5	172.9	175.9	10.0
Computers and Electronics	138.7	152.0	165.9	178.8	158.5	3.4
Printing and Publishing	88.5	95.2	108.3	112.0	123.3	8.6
Petroleum and Coal	136.6	98.8	60.3	79.0	71.2	-15.0
Other	107.3	108.0	108.4	116.6	136.0	6.1

Total Manufacturing	7,532.9	8,061.2	8,927.2	9,023.3	9,038.8	4.7

Agriculture
Oilseeds	1,351.9	1,252.9	1,105.2	1,259.4	1,424.9	1.3
Wheat	963.4	1,118.0	974.5	850.0	971.1	0.2
Hogs	200.5	286.6	244.3	229.3	241.6	4.8
Vegetables	165.9	182.1	134.1	164.8	216.7	6.9
Other Grains	221.3	190.2	186.9	177.3	172.6	-6.0
Other Agriculture	107.4	119.6	130.8	121.2	114.9	1.7
Cattle	182.9	259.1	196.4	157.0	89.1	-16.5

Total Agriculture	3,193.4	3,408.5	2,974.3	2,959.2	3,230.8	0.3

Electricity	342.6	328.7	370.1	387.0	419.9	5.2
Mining and Oil and Gas Extraction	1,025.1	1,157.9	870.4	383.6	348.8	-23.6
Other	455.8	494.2	611.6	719.6	780.0	14.4

Total	$12,549.9	$13,450.5	$13,751.5	$13,472.7	$13,818.3	2.4

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of Provincial foreign exports.

Source: Statistics Canada.

Foreign Exports in 2018: Total foreign exports for the first eight months of 2018 were up 12.2% compared to the first eight months of 2017. This compares to a 6.9% increase in foreign exports for Canada. Over the same period, Manitoba exports to the U.S. have increased by 21.9% and Manitoba exports to other countries have decreased by 6.6%.

Capital Investment

The annual Capital and Repair Expenditures Survey (CAPEX) collects data on capital and repair expenditures in Canada. In 2017, capital investment in Manitoba increased 3.1%, the sixth largest increase nationally and just above Canada’s 3.0% increase. The largest percentage increases in capital investment occurred in mining and oil and gas extraction; manufacturing; health care and social services; information and culture; construction; agriculture; retail trade; utilities; real estate and leasing; and public administration. Decreases in capital investment occurred in accommodation and food services; education services; other capital; arts, entertainment and recreation; and transportation and warehousing. In 2017, private investment increased by 6.2%, while public investment increased by 0.4%.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2013 through 2017.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate
	2013	2014	2015	2016	2017	2013-2017
	(In millions of dollars)
Utilities	$1,278.6	$1,989.2	$2,473.8	$3,105.0	$3,156.7	24.4%
Transportation and Warehousing	807.5	1,243.5	1,266.5	1,077.5	1,060.5	7.1
Public Administration	1,095.7	963.1	1,397.7	951.3	956.7	-3.3
Manufacturing	432.0	470.5	528.2	508.8	636.3	10.2
Mining and Oil and Gas Extraction	1,157.1	1,029.9	771.0	407.7	537.5	-17.4
Agriculture	583.2	589.6	589.6	508.2	530.8	-2.3
Real Estate and Leasing	187.3	261.6	334.9	425.8	429.6	23.1
Education	234.9	343.7	284.5	383.7	348.8	10.4
Information and Culture	201.1	183.6	300.2	231.2	252.1	5.8
Retail Trade	280.4	229.9	255.3	226.2	230.1	-4.8
Construction	181.8	234.1	188.5	167.8	177.9	-0.5
Health Care and Social Services	407.5	215.2	267.3	111.3	136.3	-24.0
Arts, Entertainment and Recreation	226.5	171.9	99.0	141.5	133.6	-12.4
Accommodation and Food Services	146.4	210.3	159.7	130.0	109.4	-7.0
Other	399.8	497.0	576.4	485.9	442.4	2.6

Total	$7,619.8	$8,633.1	$9,492.6	$8,861.9	$9,138.8	4.6

Private	$4,331.1	$5,537.0	$4,892.2	$4,154.3	$4,411.4	0.5
Public	$3,288.8	$3,096.0	$4,600.4	$4,707.6	$4,727.4	9.5

Source: Statistics Canada.

Statistics Canada’s Annual Capital and Repair Expenditures Survey, published in February 2018, indicated that capital investment in Manitoba was expected to increase by 2.2% in 2018. Private capital investment was expected to increase by 6.5% and public investment to decrease by 1.8%. The largest increases were expected to occur in education services; accommodation and food services; arts, entertainment and recreation; public administration; manufacturing; transportation and warehousing; retail trade; real estate and leasing; mining and oil and gas extraction; and construction. The largest decreases were expected to occur in utilities; information and culture; other capital; agriculture; and health care and social services.

Labour Force

Labour Markets in 2017: In 2017, employment increased 1.7% compared to 2016, with growth occurring in: finance, insurance, real estate and leasing; forestry, fishing, mining, quarrying, oil and gas; business, building and other support services; transportation and warehousing; information, culture and recreation; construction; professional, scientific and technical services; accommodation and food services; educational services; trade; public administration; health care and social assistance; and manufacturing. Declines were recorded in utilities; other services; and agriculture. In 2017, the average unemployment rate in Manitoba was 5.4%, down from 6.1% in 2016, the second lowest of any Province in Canada and lower than Canada’s rate of 6.3%.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2013 through 2017.

LABOUR FORCE

	Annual Averages
	2013	2014	2015	2016	2017
Labour Force (in 000’s)	661.5	662.1	674.1	674.9	680.9
Employment (in 000’s)	625.8	626.5	636.2	633.6	644.1
Participation Rate (Manitoba) (%)	68.6	67.8	68.3	67.6	67.2
Participation Rate (Canada) (%)	66.5	66.0	65.8	65.7	65.8
Unemployment Rate (Manitoba) (%)	5.4	5.4	5.6	6.1	5.4
Unemployment Rate (Canada) (%)	7.1	6.9	6.9	7.0	6.3

Source: Statistics Canada.

Labour Markets in 2018: In the first nine months of 2018, seasonally adjusted employment in Manitoba increased 0.5% compared to the same period for 2017, averaging 646,200 jobs. Employment increases were recorded in other services; agriculture; business building and other support services; transportation and warehousing; accommodation and food services; health care and social assistance; public administration; professional, scientific and other technical services; and educational services. Declines were recorded in utilities; forestry, fishing, mining, quarrying, oil and gas; manufacturing; construction; finance, insurance, real estate and leasing; trade; and information, culture and recreation.

In the first nine months of 2018, the seasonally adjusted unemployment rate in Manitoba averaged 6.0%, up from 5.4% in the same period in 2017. In the first nine months of 2018, the seasonally adjusted unemployment rate in Canada averaged 5.9%. Manitoba’s seasonally adjusted labour force participation rate over the first nine months of 2018 averaged 67.1%, down from 67.2% in the same period in 2017. The seasonally adjusted labour force participation rate in Canada averaged 65.4% over the first nine months of 2018.

Energy

Refined petroleum and natural gas provided 43% and 28%, respectively, of the Province’s total energy needs in 2016, while 28% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Canadian Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, all public money is paid to the credit of the Minister of Finance and deposited into one Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenditures that are urgently and immediately required for the public good through the issuance of special warrants.

The accounts and financial statements of the Province are examined by the Auditor General, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

The summary financial statements are required to be prepared in accordance with Canadian public sector accounting standards.

The Summary Financial Statements reflect the financial results of the Government Reporting Entity (GRE), which consists of various government components, Government Organizations (GOs), Government Business Enterprises (GBEs) and Government Business Partnerships (GBPs).

To be considered a part of the GRE, an organization must be controlled by the Government or under shared control of the Government. Control, as defined by the Public Sector Accounting Board (PSAB), is the power to govern the financial and operating policies of another organization with expected benefits or the risk of loss to the Government from the other organization’s activities.

GOs, with the exception of GBEs and GBPs, are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the GRE. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of Crown organizations are not the same as that of the GRE and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs are entities whose principal activities are carrying on businesses, including Manitoba Hydro, Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, and Manitoba Liquor and Lotteries Corporation.

GBEs maintain their accounts in accordance with IFRS. They derive the majority of their revenues from sources outside the GRE and are reported in the Summary Financial Statements using the modified equity method of accounting. Under this method of accounting, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the GRE. Inter-entity accounts and transactions among GBEs are not eliminated. Supplementary financial information describing the financial position and results of operations of these enterprises is presented in Table II of Supplementary Information.

The characteristics of a GBP are similar to a GBE except the organization is a partnership under shared control, rather than a government organization under the control of the Province. GBPs are accounted for in the summary financial statements using the modified equity method. The Province accrues its share of the GBP’s net income or losses, and other net equity changes, without adjusting the GBP’s accounting policies to a basis consistent with that of the GRE.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Rainy Day Fund, previously known as Fiscal Stabilization Account. The Rainy Day Fund serves to assist in stabilizing the fiscal position by supporting core government operations in a fiscal year or to repay debt. This Fund is also available for special initiatives. Transfers to and from the Rainy Day Fund are directed by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2018, the Rainy Day Fund had $164.5 million in liquid assets (2017 — $114.5 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)

Government Transfers — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated.

b)

Taxes — Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. These revenues are recorded at estimated amounts after considering adjustments for tax concessions and other adjustments from the Government of Canada. Transfers made through the tax system are recognized as expenses.

Revenues from other taxes are accrued in the year earned and are recorded net of tax concessions and other adjustments. Transfers made through the tax system are recognized as expenses.

c)	Other Revenue — All other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

d)	Expenses — All expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs, which are quantifiable and have been identified as obligations.

Government Transfers — Government transfers are recognized as expenses in the period in which the transfer is authorized, any eligibility criteria are met, and the amounts can be reasonably estimated.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities, which carry out certain responsibilities delegated by the Province, except that Provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY

	Year Ended March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars)
Revenue
Income taxes:
Corporation income tax	$468	$562	$516	$459	$561
Individual income tax	2,978	3,117	3,261	3,499	3,424
Other taxes:
Retail sales tax	2,028	2,205	2,269	2,301	2,444
Fuel taxes	329	334	332	336	344
Levy for health and education	315	321	333	343	356
Education property tax	634	663	711	793	827
Other taxes	617	579	605	623	617
Fees and other revenue	2,233	2,215	2,269	2,369	2,407
Federal transfers:
Equalization	1,799	1,750	1,738	1,736	1,821
Canada Health and Canada Social Transfers	1,524	1,621	1,697	1,798	1,866
Shared cost and other	495	438	385	594	513
Net income from government business enterprises	705	811	618	589	758
Sinking funds and other investments earnings	211	237	225	227	257

Total Revenue	14,336	14,853	14,959	15,667	16,195

Expenses
Health	5,703	5,976	6,237	6,525	6,483
Education	3,930	3,993	4,136	4,237	4,384
Families	1,723	1,809	1,938	2,028	2,183
Community, Economic and Resource Development	1,371	1,452	1,423	1,419	1,594
Justice and Other Expenditures	1,388	1,321	1,302	1,317	1,294
Debt Servicing	821	841	855	930	952

Total Expenses	14,936	15,392	15,891	16,456	16,890

Net Loss for the year	$(600)	$(539)	$(932)	$(789)	$(695)

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31, 2018 Summary Financial Statements. The Audit Report identified two specific issues leading to the qualification. These issues relate to points of disagreement between the Auditor General and the Government of Manitoba.

The first disagreement related to the Government’s removal of Workers Compensation Board (WCB) from the Government Reporting Entity (GRE), on the basis that the Government does not “control” the Board, which had the effect of reducing revenue by $82 million in 2017/18 and $42 million in 2016/17(restated). The Auditor expressed the view that the WCB should not have been so excluded.

The second disagreement related to the timing of the Government’s recognition of an expense for a $265 million transfer from Manitoba’s Agricultural Service Corporation’s (MASC) insurance reserve funds to trust accounts outside of the GRE. The decision, direction and authority to make the transfer to the trusts was made by Cabinet in February 2018 and the trust agreements were finalized during the stub period (April to September following the March 31 year end). As a result, the Government determined that the standard for a government transfer had been met and it should be recognized in the March 31, 2018 fiscal year. The Auditor expressed the view that this item should have not been recognized in the March 31, 2018 fiscal year. For a complete description of these matters, and the respective views of the Government and the Auditor, see “Tables of Supplementary Information – Table VI”.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis.

In June 2017, the Province enacted The Fiscal Responsibility and Taxpayer Protection Act (the Fiscal ResponsibilityAct), which replaced previous balanced-budget legislation.

Under the Fiscal Responsibility Act, the Minister of Finance must table a budget for the government reporting entity every fiscal year, typically by April 30. At the same time, the Minister must table a fiscal responsibility strategy setting out the current and future financial objectives for the Government. Once the deficit has been eliminated, this strategy must also set out the Government’s debt reduction objectives.

Until the deficit is eliminated, the Government is not to incur a deficit that is more than the baseline amount. This amount is set by legislation as either the annual deficit amount projected for the 2018-2019 budget or (if it is lower) the lowest actual annual deficit amount for any fiscal year starting with fiscal 2017.

Once the deficit has been eliminated, then the Government must maintain balance by not incurring a deficit. The deficit or surplus amount is to be calculated on a summary basis. Certain amounts are excluded from the calculation, such as Manitoba Hydro’s net income or loss as well as the impact of natural disaster or war. Adjustments are to be made for amounts transferred to or from the Rainy Day Fund. As part of the public accounts for each fiscal year, the Minister of Finance must report on the deficit or surplus amount and compare actual results with the budget and the fiscal responsibility strategy.

Each fiscal year, beginning with fiscal 2018, 20% of ministerial salaries are withheld pending the tabling of the public accounts for that year. The amount withheld increases to 40% if there are two consecutive years in which there is a contravening deficit. The withholding does not apply to new Ministers in the fiscal year of their appointments, and any increase in withholding to 40% does not apply to new Ministers in the second and third fiscal years following their appointment. These withholdings do not apply to Ministers appointed following a general election that has resulted in a change in government.

The portion of the amount withheld to be paid to Ministers is determined by the actual results for the year. If there is no deficit, the full amount withheld is to be paid to them. If there is a contravening deficit, the ministerial salary for that year is reduced by the full amount withheld. If there is a deficit that does not exceed the legislated requirement, the ministerial salary is reduced proportionally, with the full amount payable if the deficit is lower than the legislated requirement by $100 million or more.

A non-binding referendum must be held before the Government introduces any bill to increase the rate of tax under The Health and Post Secondary Education Tax Levy Act, The Income Tax Act or The Retail Sales Tax Act. The Fiscal Responsibility Act cannot be amended or repealed without being referred at the committee stage to a standing committee of the Legislative Assembly for public meetings to be held with not less than seven days’ notice.

Budget 2018, introduced on March 12, 2018, reaffirms the Government’s stated commitment to restoring fiscal stability, secure public services and strengthen the economy and also setting clear objectives to manage future financial volatility and to further improve financial transparency and accountability. The Government committed to continue to rebuild the Province’s savings, providing protection for core government operations in future years, by budgeting a transfer of $50 million from core government in 2018/19 to the Rainy Day Fund.

The Fiscal Responsibility Strategy included in the fiscal 2019 budget sets out the Government’s priorities for fiscal responsibility, as well as measurable outcomes, as follows:

Financial Management Priority	Measurable Outcomes
Focus on Outcomes	• Cost Drivers – Human Resources

• Cost Drivers – Previous Capital Investments

• Cost Drivers – Health Care

Rebuilding the Economy	• Economic Development

• Reducing Red Tape

These priorities will be reported on at the time the Public Accounts for the year are released.

The following table sets forth the budgeted financing requirement for the GRE for fiscal year 2018/19:

BUDGETED FINANCING REQUIREMENT

(In millions of dollars)

Refinancing:
General Government Programs	$478
Manitoba Hydro	1,587
General Government Capital Investments	65
Other Self-Sustaining Programs	155
New Cash Requirements:
Manitoba Hydro	2,600
General Government Programs	635
General Government Capital Investments	371
Other Self-Sustaining Programs	527

Total Provincial Financing Requirement	$6,418

In the fiscal year 2018, the Province recorded a net loss of $695 million, which was $145 million better than anticipated by the fiscal 2017 budget. The total summary revenue was $16,195 million, $94 million higher than the fiscal 2017 budget estimate of $16,101 million. Summary expenses were $16,890 million, a decrease of $166 million from the fiscal 2017 budget estimate of $17,056 million. The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues. The Province expects to derive $9,344.7 million, or about 69.0% of its Total Revenue budgeted for the fiscal year ending March 31, 2019 of $13,546.0 million, from Provincial sources. In the fiscal year ending March 31, 2018, Total Revenue was $12,981.0 million, of which $9,124.7 million, or about 70.3%, was derived from Provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to levy both direct and indirect taxes, while Provinces may levy direct taxes only. Local governments derive their taxing powers from the Provinces.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with three brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue for the fiscal year ending March 31, 2019 is budgeted at $3,475.2 million, up from $3,423.4 million received in fiscal 2018.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (with active business income of less than $450,000, increasing to $500,000 on January 1, 2019) is 0.0%. The general business tax rate is 12.0%. Corporate income tax revenue for the fiscal year ending March 31, 2019 is budgeted at $565.9 million, up from $561.3 million received in the previous fiscal year.

The Province applies a tax at a general rate of 8% on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and all prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2019 is budgeted at $2,460.5 million, up from $2,443.9 million received in the previous fiscal year.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2019, the revenues from gasoline and motive fuel taxes are budgeted at $345.0 million, slightly up from $343.7 million received in the previous fiscal year. There is also a tobacco tax of 29.5¢ per cigarette and 45.0¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2019 is budgeted at $231.2 million, up from $228.1 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2019, the levy is budgeted to yield $499.2 million, up from $490.4 million received in the previous fiscal year.

Federal Government Transfers: Total transfer payments from the Government of Canada are budgeted to provide $4,201.3 million, or approximately 31.0%, of the Province’s total core revenue in the fiscal year ending March 31, 2019. This compares to $3,859.2 million, or approximately 29.7%, received in the previous fiscal year.

Unconditional transfers, primarily grants under a Federally-funded Provincial fiscal equalization formula and cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), along with targeted health funds are budgeted to account for $3,995.5 million, or approximately 29.5% of total core revenue in 2018/19. This compares to $3,686.8 million, or 28.4%, received in the previous fiscal year. Conditional transfers, consisting mainly of Federal payments in respect of cost-shared programs for social and economic development, account for the remainder of the Government of Canada transfers.

Equalization and the CHT and CST (major transfers) are authorized by the Federal-Provincial Fiscal Arrangements Act (Canada) (Fiscal Arrangement Act).

The Government of Canada’s Equalization Program (the Equalization Program) is intended to ensure Provincial Governments have sufficient revenue to offer reasonably comparable public services at reasonably comparable levels of taxation. Formula-driven, it determines how much revenue each Province could raise on its own at typical levels of taxation and any shortfall relative to the Provincial average (the 10-Province “standard”) is partially or fully paid out in “Equalization”. Entitlements are announced in advance of the fiscal payment year and are not subject to revision. The Province has budgeted $2,036.9 million in Equalization revenue in the fiscal year ending March 31, 2019, up from $1,820.4 million received in the previous fiscal year.

The total annual Equalization Program payout grows in line with the economy as measured by a three-year moving average of national nominal Gross Domestic Product (GDP) growth.

The CHT is the primary Federal Transfer to Provinces and Territories in support of health care. Total CHT cash support for all Provinces and Territories will reach $38.6 billion in 2018/19. The CHT grows in line with a three-year moving average of national, nominal GDP growth, with funding guaranteed to increase by at least 3% per year. The CHT is allocated on an equal per capita cash basis. The Province has budgeted $1,441.1 million in CHT revenue in 2018/19, up from $1,365.2 million received in the previous fiscal year.

Included in the budgeted CHT revenue in 2018/19 is $31.1 million in targeted federal funding for home care and mental health services, up from $10.9 million in 2017/18. Manitoba will receive $400 million over 10 years in targeted health funding, its per capita share of an $11 billion national fund announced in federal Budget 2017.

The CST supports Provinces and Territories in the provision of post-secondary education, social assistance and social services, including early childhood development and childcare. It is allocated on an equal per capita cash basis across all Provinces and Territories and includes a 3% annual escalator. The Province has budgeted $517.5 million in CST revenue in 2018/19, up from $501.2 million received in the previous fiscal year.

The Fiscal Arrangements Act has a Provincial revenue stabilization provision that provides for Federal grants and interest-free loans if revenue from a Province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue. The Province is not expected to require stabilization funding in 2018/19.

Core Government Expenses

Health, Seniors and Active Living. For the fiscal year ending March 31, 2019, expenditure for Health, Seniors and Active Living is budgeted at $6,160.4 million, up from $5,959.0 million expensed in fiscal 2018 and an increase of 0.9% over the prior year’s budget. This is the largest single expense category and represents 43.5% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan, under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs, as well as the debt servicing costs, of approved capital construction for hospitals and personal care institutions.

Education. Education expenditure for the fiscal year ending March 31, 2019 is budgeted at $2,796.5 million, up from $2,746.0 million expenses in fiscal 2018 and an increase of 0.5% over the prior year’s budget, and represents 19.7% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,386.7 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province, as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions. The education expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted in total to amount to $693.0 million for the fiscal year ending March 31, 2019.

Families. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 14.6% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2019, expenditure for Families is budgeted at $2,065.8 million, an increase of 3.0% over the prior year’s budget and in line with amount expensed in fiscal 2018.

Community, Economic and Resource Development. Expenditure on Community, Economic and Resource Development is budgeted at $1,464.6 million for the fiscal year ending March 31, 2019, a decrease of 0.6% over the prior year’s budget and a decrease from fiscal 2018 expenses amount of $1,528.0 million. This represents 10.3% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure, amounting to $643.7 million.

Expenditure for Provincial assistance to municipal governments is budgeted at $359.4 million for the fiscal year ending March 31, 2019 and includes $312.3 million funding to support the delivery of municipal services and infrastructure renewals, and $17.0 million for grants in lieu of taxes to municipalities.

Justice and Other Expenditures. Expenditure for Justice and Other Expenditures are budgeted at $1,442.6 million, up from the expensed amount of $1,133.0 million in fiscal 2018. This category represents 10.2% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba. These credits are budgeted at $363.5 million for the fiscal year ending March 31, 2019.

Debt Servicing. The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and GBEs, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $240.0 million, up from $199 million in fiscal 2018. For the fiscal year ending March 31, 2019, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,829.9 million, which is reduced by $40.7 million of interest income, $1,215.2 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities, and $334.0 million in interest recovery from other Provincial departments in respect of teachers’ pension funding and departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (GBEs)

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and GBEs (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Some Crown organizations, such as Manitoba Hydro, are intended to operate on a commercial basis, rather than be subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis, with funds provided from departmental appropriations. With the exception of the Manitoba Liquor & Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactments by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the values of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. This allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. The allowance as at March 31, 2018, was $300.5 million in respect of the Province’s total loans and advances to its Crown organizations at such date in the amount of $22.7 billion.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2014 through 2018 and the allowance for losses on realizations of assets as at March 31, 2018:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
	2014	2015	2016	2017	2018	2018 Valuation Allowance
	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$10,683,355	$12,484,985	$14,436,151	$16,340,571	$19,109,182	$—
The Manitoba Housing and Renewal Corporation	746,426	845,286	970,185	1,009,116	1,013,779.9	183,699
University of Manitoba	489,383	519,849	528,303	530,299	528,166	57,000
The Manitoba Agricultural Services Corporation	438,108	482,549	595,478	669,074	773,528	17,653
Manitoba Liquor & Lotteries Corporation	283,310	341,988	414,213	420,599	395,843	—
University of Winnipeg	128,931	139,010	139,962	138,666	135,602	—
Manitoba Development Corporation	102,894	95,120	96,071	76,947	68,015	24,720
Other (3)	275,641	309,508	468,559	615,196	713,590	17,425

Total	$13,148,049	$15,218,297	$17,648,922	$19,800,469	$22,737,706	$300,497

(1)

Crown organizations also have debt not guaranteed by the Province, which consists of $87.5 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $65.0 million held by various First Nations Bands and $0.34 million of assumed mortgages on existing properties.

(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post-secondary education institutions.

Manitoba Hydro provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation (MHRC) undertakes the construction of housing projects and administers various Provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2018, MHRC had total assets of $1,140.5 million, represented by $157.4 million of projects completed or under construction, owned land held for development and/or sale having a book value of $41.6 million, loans and mortgages receivable of $115.0 million and other assets of $826.5 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by Canadian chartered banks. MASC also provides crop insurance to farmers. At March 31, 2018, MASC had total assets of $1,455.5 million, of which $745.3 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2018, MASC’s operating income was a loss of $88.8 million, after contributions to its insurance trust funds of $265.0 million and Provincial operating grants of $101.0 million. As at March 31, 2018, the accumulated surplus of MASC was $372.3 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest (if any) on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, in each case promptly when due, in the currency in which, and country where, payable at the time of payment thereof, subject during wartime to any applicable laws or regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2014 through 2018.

DIRECT FUNDED BORROWINGS (1)

	As at March 31,
	2014	2015	2016	2017	2018
	(In thousands of dollars)
Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$24,229,040	$27,229,483	$29,627,982	$31,479,249	$32,886,773
Issues hedged to Canadian Dollars	6,154,381	6,351,135	8,260,514	10,285,429	11,788,097
U.S. Dollars	1,879,010	1,775,620	1,616,187	932,540	780,087
Issues hedged to U.S. Dollars	—	—	—	666,100	644,700

Total Direct Funded Borrowings	32,262,431	35,356,238	39,504,683	43,363,318	46,099,657
Less: Sinking Funds	(2,188,735)	(2,030,861)	(1,751,198)	(1,622,411)	(1,372,049)

Net Direct Funded Borrowings	$30,073,696	$33,325,377	$37,753,485	$41,740,907	$44,727,608

Raised for the purpose of:
General Government Programs (3)	$15,720,219	$16,778,966	$18,501,398	$20,269,628	$20,165,947
The Manitoba Hydro-Electric Board	10,573,003	12,370,447	14,436,152	16,340,570	19,109,181
Other Self-Sustaining	3,761,075	4,161,262	4,805,935	5,130,709	5,452,480
Borrowings
Loans Payable to GBEs and Other	19,399	14,702	10,000	—	—

Net Direct Funded Borrowings	$30,073,696	$33,325,377	$37,753,485	$41,740,907	$44,727,608

(1)

Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year, adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2)

Direct funded borrowings payable in Canadian dollars include debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when the Minister deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2017 and 2018, the total amount of such securities was $492 million.

(3)

Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province, less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2018, the Province issued funded borrowings of $4,147.3 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for Manitoba Hydro and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2014 through 2018.

GUARANTEED BORROWINGS

	As at March 31,
	2014	2015	2016	2017	2018
	(In thousands of dollars)
Net Guaranteed Borrowings:
Payable in Canadian Dollars (1)	$264,958	$171,559	$110,024	$90,543	$115,810

Issued by:
Manitoba Hydro	$262,458	$169,059	$107,524	$88,043	$115,810
Other	2,500	2,500	2,500	2,500	—

Net Guaranteed Borrowings (1)	$264,958	$171,559	$110,024	$90,543	$115,810

(1)	The table does not include guarantees of the Province totaling $81.5 million as at March 31, 2018.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2018:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars (2)	U.S. Dollars (3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities
	(In millions of dollars)
Short-Term Borrowings (4)	$1,625	$—	$1,625	$—	$1,625
2019 (4)	2,337	393	2,730	412	2,318
2020	2,396	645	3,041	224	2,817
2021	3,521	—	3,521	210	3,310
2022	2,481	387	2,868	283	2,585
2023	2,170	—	2,170	12	2,157

	14,529	1,425	15,954	1,142	14,812
2024-2028	10,301	—	10,301	80	10,221
2029-2038	4,814	—	4,814	120	4,695
2039-2068	14,735	—	14,735	31	14,704
		—		—
2019-2053 Health Care Facilities	411	—	411	—	411

	$44,790	$1,425	$46,216	$1,372	$44,843

(1)	The table does not include guarantees of the Province totaling $81.5 million as at March 31, 2018.
(2)	Borrowings payable in Canadian dollars include borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1.105 billion) are stated at the Canadian dollar equivalent as at March 31, 2018.
(4)

Short-Term Borrowings represent 90-day Treasury Bills and Promissory Notes outstanding. Short-Term Borrowings, together with the 2019 maturities, represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings and may authorize, by directive, the amounts, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2018, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of, and Provincial advances to, Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2018 amounted to $2,465.7 million, including $942.4 million of accounts payable, $178.3 million of accrued interest and $1,345.0 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $1,784.6 million, represented by $601.9 million of March 2018 tax revenue receivables, $330.0 million of other receivables, $11.8 million of interest receivable, $650.6 million of accounts receivable from the Federal and other governments and $446.0 million in cash and equivalents, less a valuation allowance of $255.7 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector as at March 31 for each of the years 2014 through 2018.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$17,799	$18,695	$20,252	$21,892	$21,538
Less Sinking Funds	(2,078)	(1,916)	(1,751)	(1,622)	(1,372)

Net General Government Programs	15,720	16,779	18,501	20,270	20,166

Manitoba Hydro	11,011	12,719	14,609	16,494	19,290
Less Sinking Funds	(110)	(115)	—	—	—

Net Manitoba Hydro	10,900	12,605	14,609	16,494	19,290

Other Crown Organizations, Public Sector Entities and Loans Payable	5,615	6,096	6,907	7,294	7,578
Less Sinking Funds	(195)	(126)	(53)	(66)	(67)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	5,421	5,970	6,854	7,228	7,510

Net Public Sector Debt	$32,042	$35,353	$39,964	$43,992	$46,966

Consisting of:
Direct Debt of the Province (1)	$30,502	$33,483	$37,112	$40,771	$43,301
Guaranteed Debt of the Province (1)	265	172	110	91	116
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	3,658	3,855	4,545	4,818	4,989

Total Public Sector Debt	34,424	37,510	41,768	45,680	48,406
Less: Accumulated Sinking Funds	(2,384)	(2,156)	(1,804)	(1,688)	(1,440)

Net Public Sector Debt	$32,042	$35,353	$39,964	$43,992	$46,966

(1)

U.S. and other foreign currency borrowings included in the direct debt of the Province and the guaranteed debt of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2014 through 2018, including per capita data based upon population at July 1 of the preceding calendar year.

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars, unless in per capita)
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector	$32,042	$35,353	$39,964	$43,992	$46,966
Per Capita	25,329	27,641	30,932	33,479	35,181
As a Percent of Primary Household Income	79.7%	85.4%	91.6%	100.1%	101.9%
As a Percent of Nominal Gross Domestic Product	51.4%	55.1%	60.3%	65.2%	66.7%
Total Net Direct Funded Borrowings of the Province	$30,074	$33,325	$37,753	$41,741	44,728
Per Capita	23,774	26,056	29,221	31,766	33,504
As a Percent of Primary Household Income	74.8%	80.5%	86.6%	95.0%	97.0%
As a Percent of Nominal Gross Domestic Product	48.3%	51.9%	56.9%	61.9%	63.5%
Net Borrowings Issued for General Government Programs	$15,720	$16,777	$18,501	$20,270	$20,166
Per Capita	12,427	13,117	14,320	15,426	15,106
As a Percent of Primary Household Income	39.1%	40.5%	42.4%	46.1%	43.7%
As a Percent of Nominal Gross Domestic Product	25.2%	26.1%	27.9%	30.1%	28.6%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase Summary Net Debt of the Province.

SUMMARY NET DEBT

	As of March 31,
	2014	2015	2016	2017	2018
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,320	$9,767	$10,017	$10,737	$10,049

Liabilities:
Borrowings (2)	21,930	23,241	25,415	27,397	27,350
Accounts payable, accrued charges, provisions and unearned revenue	3,951	4,184	4,184	4,077	4,338
Pension liability	2,038	2,245	2,354	2,557	2,726

Total Liabilities	27,919	29,670	31,953	34,031	34,414

Summary Net Debt	$17,599	$19,903	$21,936	$23,294	$24,365

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	28.3%	31.0%	33.1%	34.5%	34.6%

(1)	Includes cash, accounts receivable, loans and advances, investments, equity in GBEs and other financial assets.
(2)	Excludes borrowings incurred for and repayable by Manitoba Hydro.

Pension Liability

The Province participates in various pension plans. The two primary plans, in which the Province directly participates, are the Civil Service Superannuation Fund (CSSF) and the Teachers’ Retirement Allowances Fund (TRAF). In accordance with the Acts that provide for these plans, the Province is responsible for 50% of pension benefits earned by employees. These plans are joint trusteed plans. The Province’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets which are set aside by the Province in irrevocable trusts.

Other pension plans in which the Province participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Government is responsible for any excess of accrued pension benefits over pension fund assets for these Plans.

The Province also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these Plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Province does not sponsor this plan, the accrued benefit liability of this Plan is not recognized in the Summary Financial Statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. During the year, the Province expensed contributions to this Plan of $184 million (2017 — $166 million). At December 31, 2017, the Plan had an excess of net assets available for benefits over pension obligations of $654 million (December 31, 2016 — $255 million).

As at March 31, 2018, the Province’s total gross pension obligation for all these Plans (except health) was $9,419 million (2017 — $9,064 million) or $2,726 million net of plan assets (2017 — $2,557 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the CSSF was completed as at December 31, 2016. The report also provided a formula to update this liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $3,095 million on an indexed basis as at March 31, 2018 (2017 — $2,961 million) or at $913 million net of plan assets as at March 31, 2018 (2017 — $871 million).

An actuarial report for TRAF was completed as of January 1, 2015 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $4,073 million on an indexed basis at March 31, 2018 (2017 — $3,933 million) or $1,664 million net of plan assets at March 31, 2018 (2017 — $1,551 million).

An actuarial valuation and report of the Province’s liability to the other pension plans was calculated at $2,251 million on an indexed basis at March 31, 2018 (2017 — $2,170 million) or at $149 million net of plan assets at March 31, 2018 (2017 — $135 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding GBEs such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below).

	As at March 31,
	2017	2018
	(In millions of dollars)
Civil Service Superannuation Fund	$871	$913
Teachers’ Retirement Allowances Fund	1,551	1,664
Other Pension Plans	135	149

Pension Liability (1)	$2,557	$2,726

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province has from time to time set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $2.7 billion from the Operating Fund to CSSF and TRAF during the fiscal years from 2009 to 2018 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2018, Manitoba Hydro and its subsidiaries had a net pension liability of $634 million (2017 — $540 million), which consisted of an accrued benefit obligation of $1,843 million (2017 — $1,712 million) and pension assets of $1,209 million (2017 — $1,172 million). These amounts are not reflected in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown in right of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

Manitoba Hydro currently provides electricity to approximately 580,000 customers and natural gas service to approximately 282,000 customers within the Province. In addition, Manitoba Hydro currently has 26 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan.

As at March 31, 2018, Manitoba Hydro’s total generating capability was 5,648 megawatts. Of this generating capability, hydro-electric stations represented 91.9%, thermal-electric stations 7.9% (6.3% natural gas and 1.6% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system. As of August 1, 2018 the use of the coal thermal-electric station has been discontinued.

For the fiscal year ended March 31, 2018, 96% of the total energy supply of 36.1 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.1%, by imports 1.2% and by wind purchase 2.7%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2018 was $37 million, compared to net income of $71 million in the previous fiscal year. Net income decreased $34 million primarily as a result of restructuring charges driven by the implementation of a significant cost reduction program. The cost reduction program includes a multi-year plan to achieve a 900 person staff reduction already substantially achieved primarily through the implementation of a Voluntary Departure Program (VDP) launched in April 2017. The number of executives was reduced by 30%, and overall the corporation reduced its management staff by 26%. In addition to position reductions, Manitoba Hydro has committed to achieve procurement savings through supply chain management initiatives. Manitoba Hydro’s debt/equity ratio was 85:15 at March 31, 2018.

Electricity

As at March 31, 2018, Manitoba Hydro owned and operated 15 hydro-electric generating stations having a total installed electric generating capability of 5,188 megawatts, including five stations with a total capability of 3,926 megawatts located on the Nelson River. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 449 megawatts and four isolated diesel sites having an installed capacity of 11 megawatts.

As at March 31, 2018, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 13,972 circuit kilometers.

For purposes of exporting surplus energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 200,000 kilowatts and a firm import transfer capability of 0 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 175,000 kilowatts and a firm import transfer capability of 60,000 kilowatts. The interconnections with the United States have a firm export transfer capability of 2,100,000 kilowatts and a firm import transfer capability of 700,000 kilowatts. Additional non-firm import and export transfer capability may be available from time to time on all three interfaces depending on the operating conditions.

During the fiscal year ended March 31, 2018, Manitoba Hydro sold a total of 32.0 billion kilowatt-hours of electricity, representing a decrease of 3.9% from the fiscal year ended March 31, 2017. Manitoba sales volumes increased primarily due to colder winter weather and customer growth. Extraprovincial sales volumes decreased 16.2% primarily due to higher Manitoba sales and lower U.S. opportunity sales volumes due primarily to lower generation.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 282,000 customers that are located in over 130 communities throughout southern Manitoba. Centra Gas owns a network of transmission (2,009 kilometers) and distribution (8,269 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2018, Centra Gas had total gas deliveries of 72.3 billion cubic feet, an increase of 3.1% from the prior year due to the impact of colder weather and an increase in total number of customers. These gas deliveries were comprised of 20.4 billion cubic feet to residential customers, 31.3 billion cubic feet to commercial and industrial customers, and 20.6 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis and are subject to review and approval by The Manitoba Public Utilities Board (the PUB). On May 1, 2018, the PUB approved an overall average revenue increase of 3.6% effective June 1, 2018. Manitoba Hydro had been seeking a 7.9% across-the-board rate increase effective April 1, 2018. The PUB also approved Manitoba Hydro’s request to begin recognizing the Bipole III deferral account in domestic revenues following the in-service date of Bipole III, amortized over a five year period. The PUB also gave final approval for the previously approved interim rate increase of 3.36% effective August 1, 2017 as well as the previously approved interim rate increase of 3.36% effective August 1, 2016. Manitoba Hydro’s electricity customers continue to have one of the lowest rate structures in North America.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs, the next of which is expected to be filed in the fall of 2018. Centra Gas also offers a fixed rate service for primary natural gas supply which allows residential and commercial customers to fix their natural gas rates for terms of up to five years.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2014	2015	2016	2017	2018
Electricity
Installed Generating Capability (in megawatts)	5,725	5,701	5,690	5,679	5,648
Manitoba Firm Peak Demand (in megawatts)	4,720	4,688	4,460	4,801	4,735
Energy Supply (in millions of kilowatt-hours)
Generated	35,406	35,059	35,004	36,448	34,627
Purchased (scheduled energy)	1,824	1,444	993	1,082	1,457

Total	37,230	35,503	35,997	37,530	36,084

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	22,338	22,458	21,654	21,960	22,505
Extraprovincial (scheduled energy deliveries)	10,537	9,811	10,281	11,271	9,447

Total	32,875	32,269	31,935	33,231	31,952

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,405,301	$1,424,380	$1,398,765	$1,422,132	$1,467,520
Extraprovincial	401,627	384,286	415,028	460,049	436,884

Total	$1,806,928	$1,808,666	$1,813,793	$1,882,181	$1,904,404

Number of Customers	555,760	561,869	567,634	573,438	580,262
Average Revenue per kilowatt-hour
Manitoba	6.29¢	6.34¢	6.46¢	6.48¢	6.52¢
Extraprovincial	3.81¢	3.92¢	4.04¢	4.08¢	4.62¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	3.97¢	3.89¢	3.87¢	3.85¢	4.13¢
Natural Gas
Gas Deliveries (in billions of cubic feet)
Residential	23.4	21.1	17.6	18.5	20.4
Commercial/Industrial	34.0	30.7	26.4	28.3	31.3
Transportation	23.0	21.3	21.2	23.3	20.6

Total	80.4	73.1	65.2	70.1	72.3

Number of Customers	272,228	274,817	276,858	279,268	281,990
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$238,416	$212,951	$176,619	$172,140	$173,942
Commercial/Industrial	170,298	209,288	170,745	165,327	165,055
Transportation	3,945	4,460	5,253	4,830	3,948
Other	2,567	2,616	2,438	2,316	2,380

Total	$415,226	$429,315	$355,055	$344,613	$345,325

Note 1: The financial information for the fiscal year 2014 was prepared using Canadian Generally Accepted Accounting Standards (CGAAP) and fiscal years 2015 - 2018 were prepared using IFRS.

For information with respect to the operating financial results, balance sheet, statement of cash flows, comprehensive income of Manitoba Hydro and statement of changes in equity, see “Tables of Supplementary Information — Table V.”

Construction Program

Manitoba Hydro’s capital program includes expenditures for Major New Generation and Transmission, which provide increased capacity, energy or reliability, as well as expenditures to meet electricity and natural gas service replacements and expansions throughout the Province. The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2018, and the estimated capital expenditures during the five-year period ending March 31, 2023.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2015	2016	2017	2018	2019	2020	2021-2023
Electricity
Major New Generation & Transmission	$1,355,898	$1,775,672	$2,412,321	$2,526,712	$2,155,000	$1,308,614	$2,289,390
Generation Upgrades	110,943	110,130	83,599	88,878	95,000	105,000	346,342
Transmission & Stations	143,506	115,938	126,741	106,865	130,000	130,000	390,000
Distribution & Other	269,858	307,404	319,243	265,272	290,000	275,504	880,858
Natural Gas
Distribution & Other	41,819	55,512	69,238	47,863	41,475	46,581	143,693

Total	$1,922,024	$2,364,656	$3,011,142	$3,035,590	$2,711,475	$1,865,699	$4,050,283

Major New Generation and Transmission capital expenditures for the five-year period to March 31, 2023 are projected to be approximately $5.8 billion, including $0.7 billion for the Bipole III Reliability Project and $4.6 billion for the Keeyask Project and the associated new 500 kV interconnection to the U.S., and $0.5 billion for demand side management programs. The Bipole III Transmission Reliability and Keeyask Generation projects are required in order to further improve electrical system reliability, to meet the future energy requirements of the Province, and to take advantage of export market opportunities outside of the Province. This plan also includes a new 500 kV interconnection to the U.S. and a new 230 kV interconnection to Saskatchewan which will facilitate increased access to both those markets for both export and import purposes. Manitoba Hydro’s development plan includes demand side management (DSM) options with a forecast to realize electricity savings of 880 MW and 3,072 GWh, natural gas savings of 69 million cubic meters, and combined global greenhouse gas emission reductions of 2.2 million tonnes by 2027/28.

Bipole III is a new high voltage direct current (HVDC) transmission project completed in 2018, built to improve overall system reliability and dependability, as well as to provide additional capacity for delivery of existing and proposed hydroelectric generation to southern markets. The 1,384 kilometer Bipole III route originates at the Keewatinohk Converter Station near Gillam, travels south and west of Lakes Winnipegosis and Manitoba, and terminates at the Riel Converter Station on the east side of Winnipeg. The project went into service on July 4, 2018 within the control budget of $5.04 billion. Construction activities remaining for the project include the completion of the fourth synchronous condenser at the Riel Converter Station site and the decommissioning of temporary construction infrastructure at the Keewatinohk site.

The 695-megawatt Keeyask Generating Station is being developed on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN) — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the KCN was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership. The spillway has been completed and the river has been diverted through the spillway. Concrete work continues to progress on the powerhouse complex including the powerhouse, intake and tailrace and will continue over the next year. Work on the earth structures including the central dam, south dyke and south dam will continue for the next year as well. The planned in-service date for the first unit remains at 2021/22 with a projected total cost of $8.7 billion.

Associated with the Keeyask generating station, the Manitoba-Minnesota Transmission Project (MMTP) is a 213 kilometer 500 kV AC transmission line to be interconnected with the Great Northern Transmission Line (GNTL) at the Canada-US border. Manitoba Hydro is currently awaiting regulatory decisions from both the Federal and Provincial Governments. Several groups have indicated that, if those decisions are favorable and approvals are provided, they may file legal actions seeking to block the project. Manitoba Hydro is aware of this potential and is reviewing appropriate mitigation measures in order to protect the in service date of the project. These measures would include an aggressive construction plan and preparation for any potential legal action. The GNTL will interconnect with the MMTP at the Canada–US border near Roseau Minnesota and run approximately 360 kilometers south east to the new Iron Range 500-230 kV substation to be constructed near Grand Rapids, Minnesota. The planned in-service date for these projects is 2020/21, with a projected total cost of approximately $450 million for the MMTP and $580 million for Manitoba Hydro’s subsidiary portion of the GNTL project. Additionally, Manitoba Hydro estimates that it will pay approximately $300 million (2018 present value) in projected scheduling fees associated with the GNTL to Minnesota Power under the Minnesota Power 133 MW Energy Sale Agreement.

The Birtle Transmission Line project is being developed as a requirement of the 100 MW System Power Sale to SaskPower that commences in 2020. The Birtle Transmission Line is a 46 km, 230 kV line which connects the Manitoba grid at Birtle, Manitoba to the Saskatchewan grid at the border. The planned in-service date is June 2021 at an estimated cost of $57 million. Manitoba Hydro expects to receive an Environment Act Licence for the project in September 2019 after which construction will commence.

Sustaining capital expenditures, excluding Major New Generation and Transmission, total $2.9 billion over the five-year forecast period to 2022/23. Manitoba Hydro is investing in the replacement and refurbishment of existing assets to address the degradation and obsolescence of assets installed several decades ago, distribution assets to address increasing load requirements, as well as transmission capacity enhancements to address higher than average load growth and system expansion in certain rural and urban regions of the province. Manitoba Hydro targets to have internally generated funds finance the majority of these sustaining capital expenditures.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Winter Capability
		(in megawatts)
Jenpeg	Nelson	90
Kelsey	Nelson	286
Kettle	Nelson	1,220
Long Spruce	Nelson	980
Limestone	Nelson	1,350
Pine Falls	Winnipeg	83
Great Falls	Winnipeg	136
McArthur Falls	Winnipeg	54
Seven Sisters	Winnipeg	164
Slave Falls	Winnipeg	68
Pointe Du Bois	Winnipeg	56
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10
Wuskwatim	Burntwood	212

Total Hydraulic Capability		5,188
Brandon & Selkirk Thermal		449

Total Integrated System Capability		5,637

POTENTIAL GENERATING STATIONS (1)

Generating Station	River	Net Winter
Conawapa	Nelson	1,485
Gillam Island	Nelson	1,080
Keeyask (under construction)	Nelson	695
Birthday Rapids	Nelson	380
Whitemud	Nelson	310
Manasan	Burntwood	270
Red Rock	Nelson	250
First Rapids	Burntwood	210
Granville Falls	Churchill	120
Notigi	Burntwood	120
Bonald	Churchill	110
Early Morning	Burntwood	80

(1)	Capacity addition to the integrated system excluding impacts on adjacent generating stations.

Export Power Sales

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis to numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordination Agreement with Midcontinent Independent System Operator, Inc. (MISO) which allows Manitoba Hydro to participate in MISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of MISO. From its headquarters in central Indiana, MISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 191,000 megawatts of generation capacity and over 65,000 miles of high voltage transmission lines in all or parts of 15 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broad range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

Manitoba Hydro and SaskPower have approved a Term Sheet for the sale of up to 215 MW of capacity and associated energy from 2022 to 2052. The minimum capacity amount is 190 MW which can be adjusted yearly with appropriate notice by SaskPower. The sale is from surplus resources on the Manitoba Hydro system and will fully utilize the interconnection capacity across the Manitoba-Saskatchewan interconnection once the new 230 kV Birtle Transmission Line is placed into service.

The following table summarizes Manitoba Hydro’s current and future export power contracts.

Executed Contracts	Term

Northern States Power Company:
350 MW Diversity Exchange	May 1, 2015 – April 30, 2025
375 (S)/ 325 (W) MW System Power Sale	May 1, 2015 – April 30, 2025
75 MW Diversity Exchange	June 1, 2016 – May 31, 2020
125 MW System Power Sale	May 1, 2021 – April 30, 2025
1 MW on-peak/0.5 MW off-peak Financial Swap	January 1, 2017 – December 31, 2021
11 MW Financial Swap	January 1, 2022 – December 31, 2027

Great River Energy: 200 MW Diversity Exchange	November 1, 2014 – April 30, 2030

Minnesota Power: 3.3 TWh Non-Firm Energy Sale	May 1, 2011 – April 30, 2022
50 MW System Power Sale	June 1, 2015 – May 31, 2020
250 MW System Power Sale	June 1, 2020 – May 31, 2035
133 MW Energy Sale	June 1, 2020 – May 31, 2040
50 MW Capacity Sale	June 1, 2017 – May 31, 2020

Minnesota Municipal Power Agency: 5 MW Capacity and 55 MW Energy Sale	June 1, 2018 – May 31, 2019
70 MW Capacity Sale	June 1, 2019 – May 31, 2020
65 MW to 105 MW Capacity Sale	June 1, 2020 – May 31, 2030

Wisconsin Public Service: 108 MW System Power Sale	June 1, 2016 – May 31, 2021
108 MW Energy Sale	June 1, 2021 – May 31, 2023
100 MW System Power Sale	June 1, 2021 – May 31, 2025
100 MW Energy Sale	June 1, 2025 – May 31, 2029

SaskPower: 25 MW System Power Sale	November 1, 2015 – May 31, 2022
100 MW System Power Sale	June 1, 2020 – May 31, 2040

AEP Energy Partners: 79/50 MW Capacity Sale	June 1, 2016 – May 31, 2020

Basin Electric Power Cooperative: 50 MW Capacity Sale	June 1, 2018 – May 31, 2020
50 MW Capacity Sale	June 1, 2020 – May 31, 2021

Definitions:

Capacity: Zonal Resource Credit (ZRC) or Unforced Capacity (UCAP).

Diversity Exchange: Seasonal swap of capacity and firm energy.

Energy Sale: Long-term energy sale contracts with customers whereby Manitoba Hydro will offer energy under the contract when it has energy that is surplus to domestic customer and dependable export customer requirements.

Financial Swap: a contract where parties financially settle the difference between a fixed price and a specified floating price at an agreed upon node.

(S):    Summer season.

System Power Sale: Annual sales of both capacity and firm energy.

(W):  Winter season.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average spot exchange rates against the U.S. dollar are shown in the table below for the calendar years 2013 through 2017.

	Average Noon Spot Rates
Foreign Currency	2013	2014	2015	2016	2017
	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$1.0299	$1.1045	$1.2787	$1.3248	$1.2986

(1)	The high and low spot rates for the U.S. dollar expressed in Canadian dollars for the calendar years 2013 through 2017 are as follows:

	2013	2014	2015	2016	2017
High	$1.1107	$1.2663	$1.4284	$1.4226	$1.3743
Low	1.0187	1.0713	1.2139	1.2818	1.2128

Source: Bank of Canada.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2018

(with comparative figures for 2017)

	2017	2018
	Restated
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$2,783	$1,700
Temporary investments	376	594
Amounts receivable	1,734	1,819
Inventories for resale	67	50
Portfolio investments	1,461	1,484
Loans and advances	1,458	1,411
Equity in government business enterprises	2,839	2,972
Equity in government business partnerships	19	19

TOTAL FINANCIAL ASSETS	$10,737	$10,049

LIABILITIES
Borrowings	27,397	27,350
Accounts payable, accrued charges, provisions and unearned revenue	4,077	4,338
Pension liability	2,557	2,726

TOTAL LIABILITIES	34,031	34,414

NET DEBT	(23,294)	(24,365)

NON-FINANCIAL ASSETS
Inventories held for use	77	74
Prepaid expense	58	60
Tangible capital assets	13,235	13,598

	13,370	13,732

ACCUMULATED DEFICIT	$(9,924)	$(10,633)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE

FOR THE YEAR ENDED MARCH 31, 2018

(with comparative figures for 2017)

	2017	2018
	Restated
	(In millions of dollars)
REVENUE
Income taxes:
Corporation income tax	$459	$561
Individual income tax	3,499	3,424
Other taxes:
Retail sales tax	2,301	2,444
Fuel taxes	336	344
Levy for health and education	343	356
Education property tax	793	827
Other taxes	623	617
Fees and other revenue	2,369	2,407
Federal transfers:
Equalization	1,736	1,821
Canada Health and Canada Social Transfers	1,798	1,866
Shared cost and other	594	513
Net income from government business enterprises	589	758
Sinking funds and other investment earnings	227	257

TOTAL REVENUE	15,667	16,195

EXPENSES
Health	6,525	6,483
Education	4,237	4,384
Families	2,028	2,183
Community, Economic and Resource Development	1,419	1,594
Justice and Other Expenditures	1,317	1,294
Debt Servicing	930	952

TOTAL EXPENSES	16,456	16,890

NET LOSS FOR THE YEAR	$(789)	$(695)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

FOR THE YEAR ENDED MARCH 31, 2018

(with comparative figures for 2017)

	2017	2018
	Restated
	(In millions of dollars)
Opening accumulated deficit as previously reported	$ (8,750)	$ (9,400)
Changes in accounting policy (Note 1)	60	62
Change in government reporting entity ( Note 2 A)	(565)	(601)
Correction of Error ( Note 2 B)	—	15

Opening accumulated deficit, as restated	(9,255)	(9,924)
Other comprehensive income (loss)	120	(14)
Net loss for the year	(789)	(695)

Closing accumulated deficit	$ (9,924)	$ (10,633)

Note 1:

Assets (PS 3210) provides guidance for applying the definition of assets set out in Financial Statement Concepts, (PS 1000), and establishes general disclosure standards for assets. As a result of following the guidance in (PS 3210), the Government has changed its accounting policy to record library books as tangible capital assets. Previously, they were recorded as expenses. This change in accounting policy was applied retroactively, resulting in a $62 million decrease in the opening accumulated deficit (2017 - $60 million) and a $2 million decrease in the 2017 net loss.

Note 2:

A.	Change in Government Reporting Entity

A correction was made to the opening accumulated deficit for the year ended March 31, 2017 to account for the removal of the Workers Compensation Board from the Government Reporting Entity. The error was identified through a review of other jurisdictions’ accounting policies and legislation on their workers compensation boards.

The correction has resulted in an increase in the opening accumulated deficit and net debt of $601 million (2016 - $565 million) and a reduction of $601 million in equity in government business enterprises. Net income from government business enterprises for 2017 decreased $42 million and the net loss increased $42 million. Other comprehensive income from government business enterprises for 2017 increased by $6 million

B.	Consolidation Adjustments Due to Errors in Deferred Capital Contributions

In 2018, it came to the Government’s attention that certain government organizations using Canadian public sector accounting standards with the 4200 series has incorrectly calculated their deferred capital contribution balances in their 2017 audited financial statements. The Government was required to make correcting adjustments in 2018.

The correction resulted in a decrease of $15 million in the opening accumulated deficit for 2018. The correction also decreased the 2017 revenue by $14 million, health expenditures by $29 million and net loss by $15 million. The 2017 tangible capital assets increased by $15 million.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED MARCH 31, 2018

(with comparative figures for 2017)

	2017	2018
	Restated
	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$ (789)	$ (695)
Changes in non-cash items:
Temporary investments	(182)	(218)
Amounts receivable	(198)	(103)
Valuation allowance	97	132
Inventories	15	20
Prepaids	1	(2)
Accounts payable, accrued charges, provisions and deferrals	(107)	262
Pension liability	203	169
Amortization of foreign currency fluctuation	5	6
Amortization of debt discount	(21)	11
Unamortized losses on derivative contracts	5	(8)
Loss on disposal of tangible capital assets	48	47
Amortization of tangible capital assets	680	713

	(243)	334
Other comprehensive income (loss)	120	(14)
Changes in equity in GBEs	(123)	(134)

Cash provided by operating activities	(246)	186

Capital Activities
Acquisition of tangible capital assets	(1,417)	(1,123)

Cash used in capital activities	(1,417)	(1,123)

Investing activities
Investments purchased	(3,304)	(3,972)
Investments sold or matured	1,386	1,067

Cash used in investing activities	(1,918)	(2,905)

Financing activities
Debt issued	6,681	5,310
Debt redeemed	(2,732)	(2,551)

Cash provided by financing activities	3,949	2,759

Increase in cash and cash equivalents	368	(1,083)
Cash and cash equivalents, beginning of year	2,415	2,783

Cash and cash equivalents, end of year	$ 2,783	$1,700

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2018 (2)

(with comparative figures for 2017)

	Utilities	Insurance	Finance	Total 2018	Total 2017
	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$2,353	$1,416	$1,481	$5,250	$5,078

Expenses:
Operations	1,675	1,305	859	3,839	3,833
Debt servicing	641	—	12	653	656

Total Expenses	2,316	1,305	871	4,492	4,489

Net Income	37	111	610	758	589
Other comprehensive income (loss)	21	(35)	—	(14)	120

Total comprehensive income (loss)	58	76	610	744	709
Transfers to the Government	—	—	(610)	610)	(586)

Net increase in equity in government business enterprises	$58	$76	$—	$134	$123

(1)	GBEs consist of the following as at March 31, 2018:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

Finance:

Manitoba Liquor & Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year ends.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2018

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans
GD	5-Sep-18	2013	1.85	300,000	(1)
GQ	21-Nov-19	2016	1.15	700,000	(1)(3)
FP	3-Jun-20	2010	4.15	800,000	(1)
GL	5-Sept-20	2015	1.60	350,000	(1)
GO	5-Sept-21	2016	1.55	1,200,000	(1)
FV	1-Dec-21	2011	3.85	600,000	(1)
GF	2-Jun-23	2013	2.55	900,000	(1)
GH	2-Jun-24	2014	3.30	900,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
GJ	2-Jun-25	2015	2.45	1,700,000	(1)
GN	2-Jun-26	2016	2.55	1,900,000	(1)
GS	2-Jun-27	2017	2.60	1,200,000	(1)
CL	5-Mar-31	1991	10.5	599,945	(1)
FA	5-Mar-37	2004	5.70	700,000	(1)
PB	5-Mar-38	2007	4.60	950,000	(1)
FK	5-Mar-40	2008	4.65	800,000	(1)
FR	5-Mar-41	2010	4.10	1,300,000	(1)
FT	5-Mar-42	2011	4.40	400,000	(1)
GA	5-Mar-43	2012	3.35	550,000	(1)
GG	5-Sept-45	2013	4.05	1,500,000	(1)
GK	5-Sept-46	2015	2.85	1,950,000	(1)
GR	5-Sept-48	2017	3.40	1,800,000	(1)
FN	5-Mar-50	2009	4.70	350,000	(1)

Total Debenture Loans				21,749,945

Medium-Term Notes

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C132-MTN	2-Apr-18	2012	Floating	404,000	(1)
C023-MTN	15-Nov-18	1998	5.50	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	103,155	(1)
C135-MTN	2-Apr-19	2013	Floating	720,000	(1)
C077-MTN	11-Feb-20	2005	4.75	625,000	(1)
C138–MTN	15-May-20	2014	Floating	520,000	(1)
C144-MTN	20-Aug-25	2015	STEP	20,000	(6)
C119-MTN	5-Sep-25	2010	4.40	715,000	(1)
C136-MTN	5-Sep-29	2013	3.25	356,000	(1)
C074-MTN	3-Dec-29	2004	STEP	100,000	(6)
C116-MTN	5-Mar-31	2010	6.30	100,000	(5)
C134-MTN	6-May-31	2013	3.05	25,000	(1)
C049-MTN	26-Jul-32	2002	6.30	50,000	(1)(5)
C052-MTN	29-Oct-32	2002	6.30	30,000	(1)
C141-MTN	5-Sept-33	2014	3.75	80,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(6)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	1-Dec-36	2006	2.00	119,253	(1)
C124-MTN	5-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	5-Mar-40	2000	6.20	276,000	(1)
C040-MTN	5-Mar-42	2002	6.00	350,000	(1)
C068-MTN	5-Mar-44	2004	5.80	120,000	(1)
C092-MTN	5-Sept-44	2007	5.00	157,035	(1)
C129-MTN	5-Sept-52	2012	3.15	610,000	(1)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C139-MTN	5-Sept-54	2014	3.65	75,000	(1)
C110-MTN	5-Mar-60	2009	5.20	325,000	(1)
C109-MTN	5-Mar-63	2009	4.625	255,000	(1)
C137-MTN	5-Mar-63	2013	3.45	1,199,000	(1)
C160-MTN	5-Mar-68	2018	3.10	150,000	(1)

				8,169,443

L003-MTN	15-Nov-18	2000	5.50	75,000	(1)

				75,000

H033	15-Nov-18	2007	5.50	80,000	(1)
H058	15-May-20	2013	Floating	100,000	(1)
H060	5-Sep-29	2014	3.25	100,000	(1)
H061	5-Sep-33	2014	3.75	50,000	(1)

				330,000

D147-MTN	15-Nov-18	2005	5.50	50,000	(1)
D152-MTN	15-Nov-18	2007	5.50	45,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	103,155	(1)
D025-MTN	5-Mar-31	2000	6.30	310,000	(1)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				608,155

Total Medium-Term Notes				9,182,598

Canadian Issues Swapped to USD:
CAD$
GQ	21-Nov-19	2016	1.15	(675,760)

				(675,760)

Foreign Issues Swapped to Canadian Dollars:

GE	1-Jun-18	2013	N/A	224,777
EE	15-Sept-18	1998	N/A	228,380
BU	1-Dec-18	1988	N/A	398,539
FZ	30-May-19	2012	N/A	615,750
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
GM	30-Nov-20	2015	N/A	1,334,700
C150	19-May-21	2016	N/A	61,827
C159	19-May-21	2017	N/A	618,450
GT	04-May-22	2017	N/A	1,366,700
GB	8-Aug-22	2012	N/A	209,700
GC	6-Sep-22	2012	N/A	592,710

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
H059	13-Sep-23	2013	N/A	198,185
GI	14-May-24	2014	N/A	872,400
C140	3-Mar-25	2014	N/A	367,444
C145	9-Jun-26	2015	N/A	287,071
GP	22-Jun-26	2016	N/A	642,750
C157	17-Aug-27	2017	N/A	298,522
C161	22-Aug-28	2018	N/A	114,420
C155	28-Nov-28	2016	N/A	185,360
C113	29-Mar-30	2010	N/A	102,923
C148	24-Mar-31	2016	N/A	297,748
C142	11-Jun-35	2015	N/A	43,200
C146	11-Dec-35	2015	N/A	82,993
C154	25-Jun-39	2016	N/A	58,600
C143	25-Jun-40	2015	N/A	680,511
S002	31-Oct-40	2011	N/A	55,864
C147	25-Feb-41	2016	N/A	130,985
H062	25-Jun-41	2016	N/A	71,261
C151	25-Jun-41	2016	N/A	339,110
H057	17-Nov-42	2012	N/A	39,463
C149	27-Apr-46	2016	N/A	58,391
C152	8-Aug-46	2016	N/A	50,838
C153	30-Aug-46	2016	N/A	76,291
C156	5-Dec-46	2016	N/A	61,554
C158	25-Feb-47	2017	N/A	103,748
C120	14-Oct-50	2010	N/A	70,300
C128	25-Jun-52	2012	N/A	64,420

				11,788,100

Total Canadian Dollars				42,044,883

(B) Payable in U.S. Dollars:
GE	1-Jun-18	2013	1.125	644,700	(1)(2)
EE	15-Sep-18	1988	9.50	257,880	(1)(2)
BU	1-Dec-18	1988	9.625	386,820	(1)(2)
FZ	30-May-19	2012	1.75	773,640	(1)(2)
CB	15-Jan-20	1990	8.80	322,350	(1)(2)
CD	1-Apr-20	1990	9.25	386,820	(1)(2)
GM	30-Nov-20	2015	2.05	1,289,400	(1)(2)
CO	15-Sep-21	1991	8.875	386,820	(1)
GT	04-May-22	2017	2.125	1,289,400	(1)(2)
GC	06-Sep-22	2012	2.10	773,640	(1)(2)
GI	14-May-24	2014	3.05	1,031,520	(1)(2)
GP	22-Jun-26	2016	2.125	644,700	(1)(2)

				8,187,690

Swapped to Canadian Dollars:
GE	1-Jun-18	2013	N/A	(251,433)	(1)(2)
EE	15-Sep-18	1988	N/A	(257,880)	(1)(2)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
BU	1-Dec-18	1988	N/A	(386,820)	(1)(2)
FZ	30-May-19	2012	N/A	(773,640)	(1)(2)
CB	15-Jan-20	1990	N/A	(322,350)	(1)(2)
CD	1-Apr-20	1990	N/A	(386,820)	(1)(2)
GM	30-Nov-20	2015	N/A	(1,289,400)	(1)(2)
GT	04-May-22	2017	N/A	(1,289,400)	(1)(2)
GC	6-Sep-22	2012	N/A	(773,640)	(1)(2)
GI	14-May-24	2014	N/A	(1,031,520)	(1)(2)
GP	22-Jun-26	2016	N/A	(644,700)	(1)(2)

				(7,407,603)

Canadian Issues Swapped to USD:
GQ	21-Nov-19	2016	N/A	644,700

				644,700

Total US Dollars				1,424,787

(A) Payable in Australian Dollars:
GB	8-Aug-22	2012	4.25	198,040	(1)(2)
H059	13-Sep-23	2013	5.25	198,040	(1)(2)
C140	3-Mar-25	2014	4.25	371,325	(1)(2)
C145	9-Jun-26	2015	3.75	287,158	(1)(2)
C157	17-Aug-27	2017	3.60	297,060	(1)(2)
C161	22-Aug-18	2018	3.50	113,873	(1)(2)

				1,465,496

Australian Dollar Issues swapped to Canadian Dollars:
GB	8-Aug-22	2012	4.25	(198,040)	(1)(2)
H059	13-Sep-23	2013	5.25	(198,040)	(1)(2)
C140	3-Mar-25	2014	4.25	(371,325)	(1)(2)
C145	9-Jun-26	2015	3.75	(287,158)	(1)(2)
C157	17-Aug-27	2017	3.60	(297,060)	(1)(2)
C161	22-Aug-18	2017	3.60	(113,873)	(1)(2)

				(1,465,496)

Total Australian Dollars				0

(B) Payable in Euros:
C113	29-Mar-30	2010	4.00	119,003	(1)(2)
C148	24-Mar-31	2016	1.281	320,513	(1)(2)
C142	11-Jun-35	2015	1.39	50,774	(1)(2)
C146	11-Dec-35	2015	1.86	92,029	(1)(2)
C154	25-Jun-39	2016	2.75	63,468	(1)(2)
C143	25-Jun-40	2015	1.77	745,749	(1)(2)
S002	31-Oct-40	2011	3.24	63,468	(1)(2)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C147				134,870	(1)(2)
H062	25-Jun-41	2016	1.95	71,402	(1)(2)
C151	25-Jun-41	2016	1.50	372,875	(1)(2)
H057	17-Nov-42	2012	2.67	49,188	(1)(2)
C152	8-Aug-46	2016	1.11	55,535	(1)(2)
C158	23-Feb-47	2017	2.00	119,003	(1)(2)
C120	14-Oct-50	2010	3.15	79,335	(1)(2)
C128	25-Jun-52	2012	2.78	79,335	(1)(2)

				2,416,544

Euro Issues swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(119,003)	(1)(2)
C148	24-Mar-31	2016	1.281	(320,513)	(1)(2)
C142	11-Jun-35	2015	1.39	(50,774)	(1)(2)
C146	11-Dec-35	2015	1.86	92,029)	(1)(2)
C154	25-Jun-39	2016	2.75	(63,468)	(1)(2)
C143	25-Jun-40	2015	1.77	(745,749)	(1)(2)
S002	31-Oct-40	2011	3.24	(63,468)	(1)(2)
C147	25-Feb-41	2016	1.74	(134,870)	(1)(2)
H062	25-Jun-41	2016	1.95	(71,402)	(1)(2)
C151	25-Jun-41	2016	1.50	(372,875)	(1)(2)
H057	17-Nov-42	2012	2.67	(49,188)	(1)(2)
C152	8-Aug-46	2016	1.11	(55,535)	(1)(2)
C158	23-Feb-47	2017	2.00	(119,003)	(1)(2)
C120	14-Oct-50	2010	3.15	(79,335)	(1)(2)
C128	25-Jun-52	2012	2.78	(79,335)	(1)(2)

				(2,416,544)

Total Euros				0

(C) Payable in Hong Kong Dollars:
C150	19-May-21	2016	1.78	59,968	(1)(2)
C155	28-Nov-28	2016	2.57	30,454	(1)(2)

				90,422

Hong Kong Dollar Issues swapped to Canadian Dollars:
C150	19-May-21	2016	1.78	(59,968)	(1)(2)
C155	28-Nov-28	2016	2.57	(30,454)	(1)(2)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
				(90,422)

Total Hong Kong Dollars				0

(D) Payable in Japanese Yen:
C149	27-Apr-46	2016	0.80	60,600	(1)(2)
C153	30-Aug-46	2016	0.70	72,720	(1)(2)
C156	5-Dec-46	2016	0.70	60,600	(1)(2)

				193,920

Japanese Yen Issues swapped to Canadian Dollars:
C149	27-Apr-46	2016	0.80	(60,600)	(1)(2)
C153	30-Aug-46	2016	0.70	(72,720)	(1)(2)
C156	5-Dec-46	2016	0.70	(60,600)	(1)(2)

				(193,920)

Total Japanese Yen				0

Builder Bonds (Payable in Canadian Dollars)

BB # 14	15-Jun-19	2014	Floating	5,532	(6)
	15-Jun-19	2014	Fixed	1,353	(1)
	15-Jun-19	2014	Fixed	471	(1)
BB # 15	15-Jun-20	2015	Floating	636	(6)
	15-Jun-18	2015	Fixed	3,495	(1)
	15-Jun-20	2015	Fixed	453	(1)
	15-Jun-20	2015	Fixed	90	(1)

				12,030

Total Bonds and Debentures				43,481,700

Canada Pension Plan (Payable in Canadian Dollars)
CPP237	1-May-19	1999	5.67	14,639	(9)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)
CPPIB-005-MTN	3-Jul-42	2012	3.33	73,373	(1)

				491,996

Health Care Facilities
				411,435

Province of Manitoba Promissory Notes
				0

Immigrant Investor Program (IIP)
	2016-2022	Various		87,636

Treasury Bills Payable in Canadian Dollars
	2016	Various		1,625,000	(7)

Total Borrowings				46,097,767

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2018

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref.
				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$ 72
Series 2	15-Jun-93	1990	Matured	15
Series 3	15-Jun-96	1991	Matured	105
Series 4	15-Jun-97	1992	Matured	343
Series 5	15-Jun-01	1996	Matured	434
Series 6	15-Jun-02	1997	Matured	105
	15-Jun-00	1997	Matured	132
	15-Jun-02	1997	Matured	93
Series 12
5 yr floating	15-Jun-18	2013	Floating	3,810	(6)
5 yr fixed annual	15-Jun-18	2013	1.75	467	(1)
5 yr fixed compound	15-Jun-18	2013	1.75	234	(1)

				5,810

Manitoba Hydro Promissory Notes				50,000
City of Winnipeg Hydro Bonds				60,000	(1)

Total Self-Supporting Guaranteed Debt				115,810

References:

1.	Non-callable/redeemable.
2.	All or part swapped to Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $125,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Putable at the holder’s option.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31,

	2014 (CGAAP)	2015 (IFRS)	2016 (IFRS)	2017 (IFRS)	2018 (IFRS)
	(In millions of dollars)
Revenues
Domestic
Electric	$1,405	$1,424	$1,399	$1,419	$1,464
Gas	415	427	353	342	343
Extraprovincial	402	384	415	460	437
Other	70	81	91	106	86

	2,292	2,316	2,258	2,327	2,330

Expenses
Cost of gas sold	252	266	181	183	196
Finance expense	470	551	620	645	641
Operating and administrative	558	614	614	608	586
Depreciation and amortization	442	378	394	402	430
Water rentals and assessments	125	125	126	131	126
Fuel and power purchased	140	129	117	132	130
Capital and other taxes	117	115	123	135	146
Other expenses	36	77	114	104	548
Finance income	-	(26)	(23)	(17)	(23)

	2,140	2,229	2,266	2,323	2,780

Net income (loss) before net movement in regulatory balances	152	87	(8)	4	(450)

Net movement in regulatory balances	-	38	47	55	479

Net Income	$152	$125	$39	$59	$29

Net income (loss) attributable to:
Manitoba Hydro	$174	$136	$49	$71	$37
Non-controlling interests	(22)	(11)	(10)	(12)	(8)

	$152	$125	$39	$59	$29

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31,

	2017 (IFRS)	2018 (IFRS)
	(In millions of dollars)
ASSETS
Current Assets
Cash and cash equivalents	$646	$642
Accounts receivable and accrued revenue	385	428
Prepaid expenses	123	39
Inventory	108	112

	1,262	1,221

Property, Plant and Equipment	19,757	21,979
Non-Current Assets
Sinking fund investments	-	-
Goodwill	107	107
Intangible assets	293	408
Loans and other receivables	353	410

	753	925

Total assets before regulatory deferral balance	21,772	24,125
Regulatory deferral balance	566	1,044

	$22,338	$25,169

LIABILITIES AND RETAINED EARNINGS
Current Liabilities
Current portion of long-term debt	$336	$1,000
Accounts payable and accrued liabilities	1,083	742
Notes payable	-	50
Other liabilities	98	162
Accrued interest	114	126

	1,631	2,080

Long-Term Debt	16,102	18,200
Non-Current Liabilities
Other long-term liabilities	638	623
Employee future benefits	818	908
Deferred revenue	642	769
Provisions	70	60

	2,168	2,360

Total liabilities	19,901	22,640
Equity
Retained earnings	2,899	2,936
Accumulated other comprehensive loss	(709)	(688)

Equity attributable to Manitoba Hydro	2,190	2,248
Non-controlling interests	170	205

Total equity	2,360	2,453

Total liabilities and equity before regulatory deferral balance	22,261	25,093
Regulatory deferral balance	77	76

	$22,338	$25,169

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

	2017 (IFRS)	2018 (IFRS)
	(In millions of dollars)
Operating Activities
Net Income	$59	$29
Add back:
Depreciation and amortization	402	430
Finance Expense	645	641
Net movement impacts on depreciation, amortization and finance expense	17	11
Finance Income	(17)	(23)
Adjustments for non-cash items	(13)	(23)
Adjustments for changes in non-cash working capital accounts:
Accounts receivable and accrued revenue	3	(43)
Prepaid expenses	(83)	85
Accounts payable and accrued liabilities	364	(339)
Other	63	28
Interest received	17	23
Interest paid	(834)	(913)

	623	(94)

Investing Activities
Additions to property, plant and equipment	(2,678)	(2,652)
Additions to intangible assets	(121)	(137)
Additions to regulatory deferral balances	(87)	(105)
Contributions received	133	199
Cash paid to the City of Winnipeg	(16)	(16)
Cash paid for mitigation obligations	(21)	(30)
Cash paid for major development obligations	(11)	(15)
Other	14	(8)

	(2,787)	(2,764)

Financing Activities
Proceeds from long-term debt	2,186	3,400
Retirement of long-term debt	(320)	(582)
Repayment from /(advances to) external entities	(53)	(58)
Proceeds from partnership issuances	42	44
Proceeds from short-term borrowings	-	50
Sinking fund investment withdrawals	146	165
Sinking fund investment purchases	(146)	(165)

	1,855	2,854

Net decrease in cash and cash equivalents	(309)	(4)
Cash and cash equivalents, beginning of year	955	646

Cash and cash equivalents, end of year	$646	$642

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2017 (IFRS)	2018 (IFRS)
	(In millions of dollars)
Net Income	$59	$29
Other comprehensive income (loss)
Items that will not be reclassified to income
Net experience gains (losses) on pensions	94	(58)
Items that will be reclassified to income
Cash flow hedges – unrealized foreign exchange losses on debt	(47)	57
Items that have been reclassified to income
Cash flow hedges – realized foreign exchange losses (gains) on debt	20	22

	67	21

Comprehensive Income (Loss)	$126	$50

Comprehensive income (loss) attributable to:
Manitoba Hydro	$138	$58
Non-controlling interests	(12)	(8)

	$126	$50

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED MARCH 31,

	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Manitoba Hydro	Non-Controlling Interests	Total Equity
	(In millions of dollars)

Balance as at April 1, 2016	$2,828	$(776)	$2,052	$140	$2,192

Net income (loss)	71	-	71	(12)	59
Other comprehensive loss	-	67	67	-	67

Comprehensive income (loss)	71	67	138	(12)	126
Change in ownership interest	-	-	-	42	42

Balance as at March 31, 2017	2,899	(709)	2,190	170	2,360

Net income (loss)	37	-	37	(8)	29
Other comprehensive income	-	21	21	-	21

Comprehensive income (loss)	37	21	58	(8)	50
Change in ownership interest	-	-	-	43	43

Balance as at March 31, 2018	$2,936	$(688)	$2,248	$205	$2,453

VI. SUMMARY FINANCIAL STATEMENTS

AUDITOR GENERAL OF MANITOBA – AUDIT OPINION

FOR THE YEAR ENDED MARCH 31, 2018

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31,2018

Summary Financial Statements. The Audit Report identified two specific issues leading to the qualification. These issues relate to points of disagreement between the Auditor General and the Government of Manitoba.

The first disagreement related to the Government’s removal of the Workers Compensation Board (WCB) from the Government Reporting Entity (GRE), on the basis that the Government does not “control” the WCB, which had the effect of reducing revenue by $82 million in 2017/18 and $42 million in 2016/17(restated).

The Auditor’s rationale for the qualification on this point, as excerpted from the Auditor’s Report, was as follows:

Removal of Workers Compensation Board from the government reporting entity – “As described in Note 18, the WCB was removed from the summary financial statements for the year ended March 31, 2018. The WCB has been included in the government reporting entity as a government business enterprise (GBE) since 1989. The Government is now of the view that the WCB is not a controlled entity, and therefore not part of the GRE. The current standards for determining control under Canadian Public Sector Accounting Standards (PSAS) have been in place since 2005, and at that time, the relationship between the government and the WCB was determined to be one of control.

Control is the power to govern the financial and operating policies of another organization with expected benefits or the risk of loss to the government from the other organization’s activities. A government may choose not to exercise its power; nevertheless, control exists by virtue of the government’s ability to do so.

Whether a government controls an organization is a question of fact that requires the application of professional judgment based on the definition of control in PSAS, the related indicators of control, and the particular circumstances of each case. Based on the conditions that existed at March 31, 2018 which are unchanged from previous years, in our opinion, the WCB is controlled by the Government based on the definition of control in PSAS. In this respect, the summary financial statements are not in accordance with Canadian public sector accounting standards which require GBE’s controlled by the government to be accounted for in the summary financial statements on a modified equity basis.”

In response to the qualification respecting this issue, the Provincial Controller made the following comments:

The Department performed a jurisdictional scan and found that Manitoba and Saskatchewan are the only jurisdictions in Canada that consolidate their equivalent of the WCB, despite the similarities in legislation. Based on the age of the previous assessment, which was made in 2005, and the fact that Manitoba was an outlier, an updated control assessment was made by the department. Our updated analysis indicated the “government’s had no ongoing access to the assets of the organization, and the ability to direct the ongoing use of those assets”. We discovered that what we previously viewed as a persuasive indicator (that the Lieutenant Governor in Council appoints the board; two thirds of the board are nominees of the employers and employees) was not considered by other provinces to be a persuasive indicator of control. In fiscal 2017/18, we removed the WCB from Manitoba’s GRE based on these findings. The prior inclusion of the WCB was an error that required a correction through a restatement of past financial statements.

The OAG report also discusses the regulatory environment of the WCB. Under section 68(1) of the WCB Act, the WCB directors may make regulations concerning minimum annual earnings, deductions, benefits, and benefit programs. As per PSAS, a government’s ability to regulate an organization does not, in and of itself, constitute control. Government may establish the regulatory environment in an industry or sector within which organizations operate and impose conditions or sanctions on their operations. The governing bodies of those regulated organizations make independent decisions within the regulatory framework. The government regulates safety and health at all workplaces in Manitoba but does not consolidate them into the Province’s Summary Financial Statements. There are many other examples such as daycare facilities and child welfare agencies that are regulated but not controlled.

Further, there are no recommendations in the standards that would prohibit the government from reviewing the entities that are in the GRE. In fact, the Province has added multiple entities into the GRE over prior years and the OAG has agreed with those additions. Not restating the financial statements impairs the fairness and comparability of prior periods. The correction of the error is reported retroactively, as we have done. After the error was discovered in 2017/18, the financial statements of prior periods were restated in accordance with PSAS. Our conclusion was that our assessment of control over the WCB needed to be revised, to produce reliable and relevant results for the public, creditors and other stakeholders.

The second disagreement related to the timing of the Government’s recognition of an expense for a $265 million transfer from Manitoba’s Agricultural Service Corporation’s (MASC) insurance reserve funds to trust accounts outside of the GRE. The decision, direction and authority to make the transfer to the trusts was made by Cabinet in February 2018 and the trust agreements were finalized during the stub period (April to September following the March 31 yearend), and as a result the Government determined that the standard for a government transfer had been met and it should be recognized in the March 31, 2018 fiscal year.

The Auditor’s rationale for the qualification on this point, as excerpted from the Auditor’s Report, was as follows:

Unauthorized government transfer recorded – “The Government recognized an expense as at March 31, 2018 for a $265 million transfer from MASC insurance reserve funds to trust accounts they had not yet created. In this respect, the summary financial statements are not in accordance with Canadian public sector accounting standards. Canadian public sector accounting standards require that a government transfer be authorized at or before the financial statement date in order for it to be recognized by the transferring government. In our opinion, the exercise of authority relevant to this transfer is the signing of the trust and contribution agreements by MASC and the Province, which did not take place until September 21, 2018.”

In response to the qualification respecting this issue, the Provincial Controller made the following comments:

In fiscal 2017/18, the Province established two trusts for the benefit of agricultural producers with the authorization of the Government of Manitoba. The authorization occurred in February 2018. The approval of government was in place but there were still additional details of the trust arrangements to complete that required due diligence on the part of the trustee. These details were resolved during the “stub period” from April 2018 to September 2018. The agreements were executed in September 2018.

It is the position of the Government that the standard for authorization of a government transfer is met under both of the two situations outlined in the accounting standards. The Department of Agriculture had sufficient enabling authority by way of surplus and reserve balances and operated within the existing legislation to effect the transfer. The decision, direction and authority to recognize a transfer to the trusts was made by cabinet in February 2018, well in advance of the year end date.